Filed Pursuant to Rule 424(b)(3)

Registration No. 333-192475

PROSPECTUS SUPPLEMENT NO. 9

SCHOOL SPECIALTY, INC.

402,296 shares of Common Stock

This prospectus supplement relates to the prospectus dated August 25, 2014, which covers the sale of an aggregate of up to 402,296 shares of our common stock, $0.001 par value per share (the “Common Stock”), by the selling stockholders identified in the prospectus (collectively with any such holder’s transferee, pledgee, donee or successor, referred to below as the “Selling Shareholders”). The shares of common stock covered by the prospectus were issued in connection with the voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) filed by us and certain of our subsidiaries (collectively, the “Debtors”) on January 28, 2013, pursuant to the May 23, 2013 Bankruptcy Court order confirming the Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, as corrected by the Bankruptcy Court on June 3, 2013.

We will not receive any proceeds from the sale by the Selling Shareholders of the shares covered by the prospectus.

This prospectus supplement is being filed to include the information set forth in our report on Form 10-Q filed on March 4, 2015, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement.

The last reported price of our common stock on the OTCQB marketplace on March 4, 2015 was $100.00 per share. Although our stock is quoted in the OTCQB, it is thinly traded, and as a result our investors do not have a meaningful degree of liquidity. Our executive offices are located at W6316 Design Drive, Greenville, Wisconsin 54942, and our telephone number is (920) 734-5712.

Investing in our securities involves risks. You should carefully consider the Risk Factors beginning on page 1 of the prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 5, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED JANUARY 24, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

Commission File Number: 000-24385

SCHOOL SPECIALTY, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	39-0971239
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

W6316 Design Drive

Greenville, Wisconsin 54942

(Address of Principal Executive Offices)

(Zip Code)

(920) 734-5712

(Registrant’s Telephone Number, including Area Code)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☒    No  ☐

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at March 2, 2015
Common Stock, $0.001 par value	1,000,004

SCHOOL SPECIALTY, INC.

INDEX TO FORM 10-Q

FOR THE QUARTERLY PERIOD ENDED JANUARY 24, 2015

		Page Number
PART I - FINANCIAL INFORMATION

ITEM 1.	CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

	Condensed Consolidated Balance Sheets at January 24, 2015, April 26, 2014 and January 25, 2014 (Successor Company)	2

	Condensed Consolidated Statements of Operations for the Three Months Ended January 24, 2015, Three Months Ended January 25, 2014, Nine Months Ended January 24, 2015, Thirty-Three Weeks Ended January 25, 2014 (Successor Company) and Six Weeks Ended June 11, 2013 (Predecessor Company)	3

	Condensed Consolidated Statements of Comprehensive Income for the Three Months Ended January 24, 2015, Three Months Ended January 25, 2014, Nine Months Ended January 24, 2015, Thirty-Three Weeks Ended January 25, 2014 (Successor Company) and Six Weeks Ended June 11, 2013 (Predecessor Company)	4

	Condensed Consolidated Statements of Cash Flows for the Nine Months Ended January 24, 2015, Thirty-Three Weeks Ended January 25, 2014 (Successor Company) and Six Weeks Ended June 11, 2013 (Predecessor Company)	5

	Notes to Condensed Consolidated Financial Statements	6

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	31

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	41

ITEM 4.	CONTROLS AND PROCEDURES	41

PART II - OTHER INFORMATION

ITEM 6.	EXHIBITS	42

-Index-

PART I – FINANCIAL INFORMATION

ITEM 1. Condensed Consolidated Unaudited Financial Statements

SCHOOL SPECIALTY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In Thousands, Except Share Data)

	Successor Company
	January 24, 2015	April 26, 2014	January 25, 2014
ASSETS
Current assets:
Cash and cash equivalents	$11,861	$9,008	$17,888
Accounts receivable, less allowance for doubtful accounts of $925, $984 and $1,267, respectively	56,819	62,631	56,017
Inventories	81,298	93,387	73,224
Deferred catalog costs	9,380	8,057	9,933
Prepaid expenses and other current assets	18,899	18,043	13,655
Refundable income taxes	569	—	5,432
Assets held for sale	1,598	2,200	2,200

Total current assets	180,424	193,326	178,349
Property, plant and equipment, net	34,938	39,045	36,036
Goodwill	21,588	21,588	21,588
Intangible assets, net	44,888	48,251	49,371
Development costs and other	32,387	36,646	36,413
Deferred taxes long-term	12	48	47
Investment in unconsolidated affiliate	715	715	715

Total assets	$314,952	$339,619	$322,519

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities - long-term debt	$14,904	$12,388	$1,434
Accounts payable	32,026	42,977	23,033
Accrued compensation	4,324	8,966	4,910
Deferred revenue	2,069	2,613	2,559
Other accrued liabilities	12,498	14,460	14,555

Total current liabilities	65,821	81,404	46,491
Long-term debt - less current maturities	156,468	153,987	152,581
Other liabilities	843	1,171	1,422

Total liabilities	223,132	236,562	200,494

Commitments and contingencies - Note 19

Stockholders’ equity:
Preferred stock, $0.001 par value per share, 500,000 shares authorized; none outstanding	—	—	—
Common stock, $0.001 par value per share, 2,000,000 shares authorized; 1,000,004 shares outstanding	1	1	1
Capital in excess of par value	118,283	120,955	120,955
Accumulated other comprehensive loss	(1,266)	(414)	(436)
Retained earnings (accumulated deficit)	(25,198)	(17,485)	1,505

Total stockholders’ equity	91,820	103,057	122,025

Total liabilities and stockholders’ equity	$314,952	$339,619	$322,519

See accompanying notes to condensed consolidated financial statements.

SCHOOL SPECIALTY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In Thousands, Except Per Share Amounts)

	Successor Company		Successor Company		Predecessor Company
	Three Months Ended January 24, 2015	Three Months Ended January 25, 2014	Nine Months Ended January 24, 2015	Thirty-Three Weeks Ended January 25, 2014	Six Weeks Ended June 11, 2013

Revenues	$77,754	$74,664	$515,893	$463,792	$58,697
Cost of revenues	50,946	48,216	323,697	284,494	35,079

Gross profit	26,808	26,448	192,196	179,298	23,618
Selling, general and administrative expenses	50,882	48,672	180,717	157,378	27,473
Facility exit costs and restructuring	2,218	2,429	4,280	6,034	—

Operating income (loss)	(26,292)	(24,653)	7,200	15,886	(3,855)

Other expense (income):
Interest expense	4,306	4,715	14,787	12,141	3,235
Change in fair value of interest rate swap	(47)	(134)	(18)	488	—
Refund of early termination fee	—	—	—	(4,054)	—
Reorganization items, net	—	901	271	5,548	(84,799)

Income before provision for (benefit from) income taxes	(30,551)	(30,135)	(7,841)	1,763	77,709
Provision for (benefit from) income taxes	100	—	(127)	258	1,641

Net income (loss)	$(30,651)	$(30,135)	$(7,714)	$1,505	$76,068

Weighted average shares outstanding:
Basic	1,000	1,000	1,000	1,000	18,922
Diluted	1,000	1,000	1,000	1,000	18,922

Net Income (loss) per Share:
Basic	$(30.65)	$(30.14)	$(7.71)	$1.51	$4.02
Diluted	$(30.65)	$(30.14)	$(7.71)	$1.51	$4.02

See accompanying notes to condensed consolidated financial statements.

SCHOOL SPECIALTY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(In Thousands)

	Successor Company		Successor Company		Predecessor Company
	Three Months Ended January 24, 2015	Three Months Ended January 25, 2014	Nine Months Ended January 24, 2015	Thirty-Three Weeks Ended January 25, 2014	Six Weeks Ended June 11, 2013
Net income (loss)	$(30,651)	$(30,135)	$(7,714)	$1,505	$76,068
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(698)	(330)	(852)	(436)	(101)

Total comprehensive income (loss)	$(31,349)	$(30,465)	$(8,566)	$1,069	$75,967

See accompanying notes to condensed consolidated financial statements.

SCHOOL SPECIALTY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In Thousands)

	Successor Company		Predecessor Company
	Nine Months Ended January 24, 2015	Thirty-Three Weeks Ended January 25, 2014	Six Weeks Ended June 11, 2013
Cash flows from operating activities:
Net income (loss)	$(7,714)	$1,505	$76,068
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and intangible asset amortization expense	13,872	14,290	2,983
Amortization of development costs	8,644	4,936	918
Non-cash reorganization items	—	(458)	(99,668)
Amortization of debt fees and other	1,432	1,557	9
Change in fair value of interest rate swap	(18)	488	—
(Gain) loss on disposal of assets and assets held for sale	577	—	—
Share-based compensation expense	320	—	—
Deferred taxes	35	—	—
Non-cash interest expense	1,588	913	—
Changes in current assets and liabilities:
Accounts receivable	5,269	10,452	(8,011)
Inventories	12,086	29,458	(18,255)
Deferred catalog costs	(1,323)	(2,763)	1,754
Prepaid expenses and other current assets	(1,430)	17,703	722
Accounts payable	(8,670)	(14,913)	11,012
Accrued liabilities	(8,708)	(28,366)	12,488
Accrued bankruptcy-related reorganization costs	—	(6,188)

Net cash provided by (used in) operating activities	15,961	28,614	(19,980)

Cash flows from investing activities:
Additions to property, plant and equipment	(9,387)	(4,291)	(243)
Change in restricted cash	—	26,302	—
Investment in product development costs	(4,676)	(3,683)	(463)
Proceeds from disposal of property, plant and equipment and intangibles	216	1,599	—

Net cash provided by (used in) investing activities	(13,847)	19,927	(706)

Cash flows from financing activities:
Proceeds from bank borrowings	268,689	230,421	7,561
Repayment of bank borrowings	(266,916)	(254,972)	(148,619)
Issuance of debt	—	—	165,924
Payment of early termination fee	—	(26,399)	—
Recovery of interest and reduction of early termination fee	—	5,399	—
Payment of debt fees and other	(1,034)	(636)	(9,415)

Net cash provided by (used in) financing activities	739	(46,187)	15,451

Net increase/(decrease) in cash and cash equivalents	2,853	2,354	(5,235)
Cash and cash equivalents, beginning of period	9,008	15,534	20,769

Cash and cash equivalents, end of period	$11,861	$17,888	$15,534

Supplemental disclosures of cash flow information:
Interest paid	$11,867	$9,561	$5,578
Income taxes paid	$1,834	$717	$—
Bankruptcy related reorganization costs paid (included in operating activities, above)	$650	$22,246	$3,802

See accompanying notes to condensed consolidated financial statements.

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

NOTE 1 – BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (which are normal and recurring in nature unless otherwise noted) considered necessary for a fair presentation have been included. The balance sheet at April 26, 2014 has been derived from School Specialty, Inc.’s (“School Specialty” or the “Company”) audited financial statements for the fiscal year ended April 26, 2014. For further information, refer to the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended April 26, 2014.

During the period January 28, 2013 through June 11, 2013, School Specialty, Inc. and certain of its subsidiaries operated as debtors-in-possession under bankruptcy court jurisdiction (see Note 3). In accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 852, Reorganizations, for periods including and subsequent to the filing of the Chapter 11 petition, all expenses, gains and losses that resulted from the reorganization were reported separately as reorganization items in the Consolidated Statements of Operations. Net cash used for reorganization items was disclosed separately in the Consolidated Statements of Cash Flows, and liabilities subject to compromise were reported separately in the Consolidated Balance Sheets.

As discussed in Note 4 – Fresh Start Accounting, as of June 11, 2013 (the “Effective Date”), the Company adopted fresh start accounting in accordance with ASC 852. The adoption of fresh start accounting resulted in the Company becoming a new entity for financial reporting purposes. Accordingly, the financial statements on or prior to June 11, 2013 are not comparable with the financial statements for periods after June 11, 2013. The consolidated financial statements as of January 24, 2015, April 26, 2014 and January 25, 2014 and for the three and nine months ended January 24, 2015 and the three months and thirty three weeks ended January 25, 2014 and any references to “Successor” or “Successor Company” relate to the financial position and results of operations of the reorganized Company subsequent to bankruptcy emergence on June 11, 2013. References to “Predecessor” or “Predecessor Company” refer to the financial position and results of operations of the Company prior to the bankruptcy emergence.

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, “Presentation of Financial Statements and Property, Plant and Equipment; Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 modifies the requirements for reporting discontinued operations. Under the amendments in ASU 2014-08, the definition of discontinued operations has been modified to only include those disposals of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. ASU 2014-08 also expands the disclosure requirements for disposals that meet the definition of discontinued operations and requires entities to disclose information about disposals of individually significant components that do not meet the definition of discontinued operations. ASU 2014-08 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2014. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods, and interim periods within that period, beginning after December 15, 2016 and early adoption is not permitted. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 on its consolidated financial statements.

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements - Going Concern.” ASU 2014-15 defines management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective in the annual period ending after December 15, 2016. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 3 – BANKRUPTCY PROCEEDINGS

On January 28, 2013 (the “Petition Date”), School Specialty, Inc. and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The cases (the “Chapter 11 Cases”) were jointly administered as Case No. 13-10125 (KJC) under the caption “In re School Specialty, Inc., et al.” The Debtors continued to operate their business as “debtors-in-possession” (“DIP”) under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of Chapter 11 and orders of the Bankruptcy Court. The Company’s foreign subsidiaries (collectively, the “Non-Filing Entities”) were not part of the Chapter 11 Cases.

The Chapter 11 Cases were filed in response to an environment of ongoing declines in school spending and a lack of sufficient liquidity, including trade credit provided by the Debtors’ vendors, to permit the Debtors to pursue their business strategy to position the School Specialty brands successfully for the long term. As a result of the Chapter 11 filing, the Company’s common stock was delisted from the NASDAQ Stock Market, effective March 1, 2013.

On May 23, 2013, the Bankruptcy Court entered an order confirming the Debtors’ Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the “Reorganization Plan”), and a corrected copy of such order was entered by the Bankruptcy Court on June 3, 2013. The Reorganization Plan, which is described in additional detail below, became effective on the Effective Date. Pursuant to the Reorganization Plan, on the Effective Date, the Company’s existing credit agreements, outstanding convertible subordinated debentures, equity plans and certain other agreements were cancelled. In addition, all outstanding equity interests of the Company that were issued and outstanding prior to the Effective Date were cancelled on the Effective Date. Also on the Effective Date, in accordance with and as authorized by the Reorganization Plan, the Company reincorporated in Delaware and issued a total of 1,000,004 shares of Common Stock of the reorganized Company to holders of certain allowed claims against the Debtors in exchange for such claims. As of June 12, 2013, there were 60 record holders of the new common stock of the reorganized Company issued pursuant to the Reorganization Plan.

Reorganization Plan

In order for the Company to emerge successfully from Chapter 11, the Company determined that it was in the best interests of the Debtors’ estates to seek Bankruptcy Court confirmation of a reorganization plan. A reorganization plan determines the rights and satisfaction of claims of various creditors and security holders, subject to the ultimate outcome of negotiations and Bankruptcy Court decisions ongoing through the date on which the reorganization plan is confirmed.

On May 23, 2013, the Bankruptcy Court entered an order confirming the Reorganization Plan, and a corrected copy of such order was entered by the Bankruptcy Court on June 3, 2013. The Reorganization Plan became effective on the Effective Date.

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

General

The Reorganization Plan generally provided for the payment in full in cash on or as soon as practical after the Effective Date of specified claims, including:

•	All claims (the “DIP Financing Claims”) under the Debtor-in-Possession Credit Agreement (the “ABL DIP Agreement”) by and among Wells Fargo Capital Finance, LLC (as Administrative Agent, Co-Collateral Agent, Co-Lead Arranger and Joint Book Runner) and GE Capital Markets, Inc. (as Co-Collateral Agent, Co-Lead Arranger and Joint Book Runner and Syndication Agent), General Electric Capital Corporation (as syndication agent), the lenders party to the ABL DIP Facility (as defined below), and the Company and certain of its subsidiaries;

•	Certain pre-petition secured claims;

•	All claims relating to the costs and expenses of administering the Chapter 11 Cases; and

•	All priority claims.

In addition, the Reorganization Plan generally provides for the treatment of allowed claims against, and equity interests in, the Debtors as follows:

•	The lenders under the Senior Secured Super Priority Debtor-in-Possession Credit Agreement (the “Ad Hoc DIP Agreement”) by and among the Company, certain of its subsidiaries, U.S. Bank National Association, as Administrative Agent and Collateral Agent and the lenders party thereto were entitled to receive (i) cash in an approximate amount of $98,000, and (ii) 65% of the common stock of the reorganized Company. The fair value of the 65% ownership interest was approximately $78,600 as of the Effective Date. Approximately $57,200 of this value was in satisfaction of the portion of the Ad Hoc DIP not settled in cash with approximately $21,375 representing excess value received by the Ad Hoc DIP lenders. The $21,375 of excess value received by the Ad Hoc DIP lenders was recognized as a reorganization loss;

•	Each holder of an allowed general unsecured claim is entitled to receive a deferred cash payment equal to 20% of such allowed claim, plus interest, on the terms described in the Reorganization Plan;

•	Each holder of an unsecured claim arising from the provision of goods and/or services to the Debtors in the ordinary course of its pre-petition trade relationship with the Debtors, with whom the reorganized Debtors continue to do business after the Effective Date, is entitled to receive a deferred cash payment equal to 20% of such claim, plus interest, on the terms described in the Reorganization Plan. Such holders may increase their percentage recoveries to 45%, plus interest, by electing to provide the reorganized Debtors with customary trade terms for a specified period, as described in the Reorganization Plan;

•	Each holder of the Company’s 3.75% Convertible Subordinated Debentures due 2026, as further described elsewhere in this report, received its pro rata share of 35% of the common stock of the reorganized Company;

•	Each holder of an allowed general unsecured claim or allowed trade unsecured claim of $3 or less, or any holder of a general unsecured claim or trade unsecured claim in excess of $3 that agreed to voluntarily reduce the amount of its claim to $3 under the terms described in the Reorganization Plan, was entitled to receive a cash payment equal to 20% of such allowed claim on or as soon as practicable after the Effective Date; and

•	Holders of equity interests in the Company prior to the Effective Date, including claims arising out of or with respect to such equity interests, were not entitled to receive any distribution under the Reorganization Plan.

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

Exit Facilities

As of the Effective Date, the Debtors closed on the exit credit facilities, the proceeds of which were or will be, among other things, used to (i) pay in cash the DIP Financing Claims, to the extent provided for in the Reorganization Plan, (ii) make required distributions under the Reorganization Plan, (iii) satisfy certain Reorganization Plan-related expenses, and (iv) fund the reorganized Company’s working capital needs. The terms of the exit credit facilities are described under Note 14 of the Notes to Condensed Consolidated Financial Statements - Debt.

Equity Interests

As mentioned above, all shares of the Company’s common stock outstanding prior to the Effective Date were cancelled and extinguished as of the Effective Date. The Company issued 1,000,004 shares of new common stock on the Effective Date pursuant to the Reorganization Plan, which constitutes the total number of shares of new common stock outstanding immediately following the Effective Date.

On the Effective Date, equity interests in the Company’s U.S. subsidiaries were deemed cancelled and extinguished and of no further force and effect, and each reorganized subsidiary was deemed to issue and distribute the new subsidiary equity interests. The ownership and terms of such new subsidiary equity interests in the reorganized subsidiaries are the same as the ownership and terms of the equity interests in these subsidiaries immediately prior to the Effective Date, except as otherwise provided in the Reorganization Plan.

Financial Statement Presentation

We have prepared the accompanying consolidated financial statements in accordance with FASB ASC Topic 852 “Reorganizations” (“FASB ASC 852”). FASB ASC 852 requires that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses including professional fees, realized gains and losses and provisions for losses that are realized from the reorganization and restructuring process are classified as reorganization items on the condensed consolidated statement of operations.

In connection with the Company’s emergence from Chapter 11, the Company was required to adopt fresh start accounting as of June 11, 2013 in accordance with ASC 852 “Reorganizations”. The Company elected to use June 8, 2013 (the “Convenience Date”), which was the week ended date nearest to the Effective Date, to avoid disruption to the Company’s weekly accounting processes. The Company performed a qualitative and quantitative assessment in order to determine the appropriateness of using the Convenience Date for fresh start accounting instead of the Effective Date. The Company’s assessment determined that the use of the Convenience Date did not have a material impact on either the predecessor or successor periods in fiscal 2014 and there were no qualitative factors that would preclude the use of the Convenience Date for accounting and reporting purposes. The adoption of fresh start accounting resulted in the Company becoming a new entity for financial reporting purposes. Accordingly, the financial statements on or prior to June 11, 2013 are not comparable with the financial statements for periods after June 11, 2013. The consolidated financial statements as of January 24, 2015, April 26, 2014 and January 25, 2014 and for the three and nine months ended January 24, 2015 and the three months and thirty three weeks ended January 25, 2014 and any references to “Successor” or “Successor Company” show the financial position and results of operations of the reorganized Company subsequent to bankruptcy emergence on June 11, 2013. References to “Predecessor” or “Predecessor Company” refer to the financial position and results of operations of the Company prior to the bankruptcy emergence. Prior to the Effective Date, the Predecessor Company’s financial statements included in this Quarterly Report on Form 10-Q do not reflect or provide for the consequences of the Chapter 11 bankruptcy proceeding.

NOTE 4 – FRESH START ACCOUNTING

On the Effective Date, the Company adopted fresh start accounting and reporting in accordance with FASB ASC 852. The Company was required to apply the provisions of fresh start reporting to its financial statements, as the

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

holders of existing voting shares of the Predecessor Company received less than 50% of the voting shares of the emerging entity and the reorganization value of the Predecessor Company’s assets immediately before the date of confirmation was less than the post-petition liabilities and allowed claims.

Fresh start reporting generally requires resetting the historical net book value of assets and liabilities to fair value as of the Effective Date by allocating the entity’s enterprise value as set forth in the Reorganization Plan to its assets and liabilities pursuant to accounting guidance related to business combinations. The financial statements as of the Effective Date report the results of the Successor Company with no beginning retained earnings or accumulated deficit. Any presentation of the Successor Company represents the financial position and results of operations of a new reporting entity and is not comparable to prior periods. The consolidated financial statements for periods ended prior to the Effective Date do not include the effect of any changes in capital structure or changes in the fair value of assets and liabilities as a result of fresh start accounting.

In accordance with FASB ASC 852, the Predecessor Company’s results of operations prior to the Effective Date include (i) a pre-emergence gain of $161,943 resulting from the discharge of liabilities under the Reorganization Plan; (ii) pre-emergence charges to earnings of $46,878 recorded as reorganization items resulting from certain costs and expenses relating to the Reorganization Plan becoming effective, including the cancellation of certain debt upon issuance of new equity and the cancellation of equity-based awards of the Predecessor; and (iii) a pre-emergence decrease in earnings of $30,266 resulting from the aggregate changes to the net carrying value of the Predecessor Company’s pre-emergence assets and liabilities to reflect their fair values under fresh start accounting, as well as the recognition of goodwill. See Note 5, “Reorganization Items, Net” for additional information.

Enterprise Value / Reorganization Value Determination

Enterprise value represents the fair value of an entity’s interest-bearing debt and stockholders’ equity. In the disclosure statement associated with the Reorganization Plan, which was confirmed by the Bankruptcy Court, we estimated a range of enterprise values between $275,000 and $325,000, with a midpoint of $300,000. Based on current and anticipated economic conditions and the direct impact these conditions have on our business, we deemed it appropriate to use the midpoint between the low end and high end of the range to determine the final enterprise value of $300,000, comprised of debt valued at approximately $179,000 and equity valued at approximately $121,000.

FASB ASC 852 provides for, among other things, a determination of the value to be assigned to the assets of the reorganized Company as of a date selected for financial reporting purposes. The Company adjusted its enterprise value of $300,000 for certain items such as post-petition liabilities to determine a reorganization value attributable to assets of $415,410. Under fresh start accounting, the reorganization value was allocated to the Company’s assets based on their respective fair values in conformity with the purchase method of accounting for business combinations included in FASB ASC 805, Business Combinations. The excess reorganization value over the fair value of identified tangible and intangible assets of $21,588 was recorded as goodwill.

The reorganization value represents the amount of resources available, or that become available, for the satisfaction of post-petition liabilities and allowed claims, as negotiated between the Company and its creditors (the “Interested Parties”). This value, along with other terms of the Reorganization Plan, was determined only after extensive arms-length negotiations between the Interested Parties. Each Interested Party developed its view of what the value should be based upon expected future cash flows of the business after emergence from Chapter 11, discounted at rates reflecting perceived business and financial risks. This value is viewed as the fair value of the entity before considering liabilities and is intended to approximate the amount a willing buyer would pay for the assets of the Successor Company immediately after restructuring. The reorganization value was determined using numerous projections and assumptions that are inherently subject to significant uncertainties and the resolution of contingencies beyond the control of the Company. Accordingly, there can be no assurance that the estimates, assumptions and amounts reflected in the valuation will be realized.

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

Accounting Policies and Reorganized Consolidated Balance Sheet

Fresh start accounting and reporting permits the selection of appropriate accounting policies for Successor Company. The Predecessor Company’s significant accounting policies that were disclosed in the Annual Report on Form 10-K for the year ended April 27, 2013 were generally adopted by the Successor Company as of the Effective Date, though many of the account balances were affected by the reorganization and fresh start adjustments presented below.

The adjustments presented below were made to the June 11, 2013 condensed consolidated balance sheet and contain estimates of fair value. Estimates of fair value represent the Company’s best estimates, which are based on industry and data trends, and by reference to relevant market rates and discounted cash flow valuation methods, among other factors. The determination of the fair value of assets and liabilities was subject to significant estimation and assumptions. In accordance with ASC No. 805, the allocation of the reorganization value was subject to additional adjustment until the Company completed its analysis. This analysis was finalized in the first quarter of fiscal 2015. The table below represents the final determination of the fair value of individual assets and liabilities.

The condensed consolidated balance sheet, reorganization adjustments and fresh start adjustments presented below summarize the impact of the Reorganization Plan and the adoption of fresh start accounting as of the Effective Date.

Certain of the fresh start adjustments were updated between the Effective Date and finalization of fresh start accounting during the three months ended July 26, 2014 and January 24, 2015. During the first quarter of fiscal 2015, the Successor Company updated the estimated value of unsecured claims certain holders of which elected to provide the Company with customary trade terms and thereby recover 45% of their claims, in accordance with the Reorganization Plan (see Notes 3 and 7).

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

REORGANIZED CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 11, 2013

	June 11, 2013
	Predecessor Company	Reorganization Adjustments		Fresh Start Adjustments		Successor Company
ASSETS
Current assets:
Cash and cash equivalents	$11,052	$4,363	(1)	$—		$15,415
Restricted cash	26,421	—		—		26,421
Accounts receivable	66,894	—		(250	)(8)	66,644
Inventories	110,830	—		(8,147	)(8)	102,683
Other current assets	45,819	321	(2)	(788	)(8)	45,352

Total current assets	261,016	4,684		(9,185)		256,515
Property, plant and equipment, net	37,604	(6,202	)(2)	14,148	(8)	45,550
Goodwill	—	—		21,588	(8)(9)	21,588
Intangible assets, net	109,155	—		(56,795	)(8)	52,360
Development costs and other	31,142	8,255	(3)	—		39,397

Total assets	$438,917	$6,737		$(30,244)		$415,410

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$38,226	$—		$—		$38,226
Accrued compensation	7,229	(315	)(2)	—		6,914
Other accrued liabilities	60,301	9,947	(2)(4)(6)	22	(8)	70,270

Total current liabilities	105,756	9,632		22		115,410
Long-term debt	205,863	(39,939	)(5)	—		165,924
Other liabilities	925	12,195	(2)(6)	—		13,120
Liabilities subject to compromise	223,988	(223,988	)(6)	—		—

Total liabilities	$536,532	$(242,100)		$22		$294,454

Commitments and contingencies
Stockholders’ equity:
Common stock - Predecessor	$24	$(24	)(7)	$—		$—
Capital in excess of par value - Predecessor	446,232	(446,232	)(7)	—		—
Treasury Stock - Predecessor	(186,637)	186,637	(7)	—		—
Accumulated (deficit) and other comprehensive income - Predecessor	(357,234)	387,500	(7)	(30,266	)(7)(8)	—
Common stock - Successor	—	1	(7)	—		1
Capital in excess of par value - Successor	—	120,955	(7)	—		120,955

Total stockholders’ equity	(97,615)	248,837		(30,266)		120,956

Total liabilities and stockholders’ equity	$438,917	$6,737		$(30,244)		$415,410

(1)	The Company deposited $7,647 of proceeds from its exit financing into a segregated cash account which was used to pay administrative claims and certain advisors in the bankruptcy proceedings. The Company utilized $3,284 of its cash balance immediately prior to emergence to fund a portion of the cash requirements from exit financing.
(2)	The Company recorded adjustments related to various contract rejections or amendments completed as part of the Reorganization Plan. This included a $6,202 write down of property, plant and equipment related to the amendment of capital lease obligations for the Mansfield, OH distribution center and the rejection of capital lease obligations for the Company’s Agawam, MA property. In addition, the Company recorded $920 related to various contract damages relating to lease rejections and severance obligations, classified between long-term and short-term liabilities.
(3)	In connection with entering into the exit credit facilities, the Company capitalized $8,255 of deferred financing costs.

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

(4)	Pursuant to the Chapter 11 Cases, additional professional fees of $2,057 were recorded. In addition, certain administrative and convenience claims of $8,435 were recorded as current liabilities, offset by accrued interest expense converted to new Successor Company equity.
(5)	The table below presents refinancing of the Predecessor long-term debt. The Company issued $78,620 of new Successor Company equity (including $21,375 in excess of debt carrying amount), partially offset by $17,306 of debt discount and other financing costs. The current portion of the reorganized debt was $25,251, which includes of $23,823 of new Successor Company ABL loan.

June 11, 2013
Predecessor Company long-term debt	$205,863
Reorganization adjustments:
Issuance of Successor Company equity	(78,620)
Equity issuance in excess of debt carrying amount	21,375
Financing costs and professional fees paid with exit financing	17,306

Reorganized Successor Company long-term debt	$165,924

(6)	Liabilities subject to compromise generally refer to pre-petition obligations, secured or unsecured, that may be impaired by a plan of reorganization. FASB ASC 852 requires such liabilities, including those that became known after filing the Chapter 11 petitions, be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. These liabilities represented the estimated amount expected to be resolved on known or potential claims through the Chapter 11 process. Liabilities subject to compromise also includes items that may be assumed under the Reorganization Plan, and may be subsequently reclassified to liabilities not subject to compromise. Liabilities subject to compromise also include certain pre-petition liabilities including accrued interest and accounts payable. At April 27, 2013, liabilities subject to compromise were $228,302, of which administrative claim payments of $4,314 were made in the Predecessor period of fiscal 2014. The table below identifies the principal categories of liabilities subject to compromise at June 11, 2013:

June 11, 2013
Accounts payable	$47,683
2011 Debentures	163,688
Pre-petition accrued interest on 2011 Debentures	979
Sale-leaseback obligations	11,638

Liabilities subject to compromise	$223,988

(7)	The Company recorded elimination of (1) the Predecessor Company’s common stock, (2) the Predecessor Company’s capital in excess of par value, net of stock options cancellation of $3,624, (3) the Predecessor Company’s treasury stock, and (4) the Predecessor Company’s accumulated deficit and accumulated other comprehensive loss. The following table represents reorganization value to be allocated to assets reconciled to the Successor Company Equity. The Company recorded Successor Company common stock of $1 and capital in excess of par value of $120,955.

June 11, 2013
Total reorganization value to be allocated to assets	$415,410
Less: Debt	(179,044)
Less: Other liabilities	(115,410)

Successor Company Equity	$120,956

The above estimated amounts were updated during the three months ended July 26, 2014 (see note 7).

(8)	The following table represents the adjustments for fresh start accounting primarily related to recording goodwill, recording our intangible assets, fixed assets, and other assets and liabilities at fair value and related deferred income taxes in accordance with ASC 805. Additionally, such fresh start accounting adjustments reflect the increase in inventory reserve of $6,600, and elimination of certain capitalized costs of $1,426. The Company also recorded other fresh start accounting adjustments relating to (1) deferred rent included in current liabilities, (2) vendor rebates receivables in current assets, and (3) other current assets and liabilities as a result of fresh start accounting. In addition, the impact of fresh start accounting adjustments on the accumulated retained earnings was eliminated.

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

June 11, 2013
Fresh start accounting adjustments:
Goodwill	$21,588
Fair value adjustment to intangible assets	(56,795)
Fair value adjustment to fixed assets	15,522
Fresh start accounting adjustments relating to inventory	(8,147)
Other fresh start accounting adjustments	(2,434)

Total fresh start accounting adjustments	$(30,266)

(9)	The following table represents a reconciliation of the enterprise value attributed to assets, determination of the total reorganization value to be allocated to these assets and the determination of goodwill:

June 11, 2013
Enterprise value attributed to School Specialty	$300,000
Plus: other liabilities (excluding debt)	115,410

Total reorganization value to be allocated to assets	415,410
Less: fair value assigned to tangible and intangible assets	(393,822)

Value of School Specialty assets in excess of fair value (Goodwill)	$21,588

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

NOTE 5 – REORGANIZATION ITEMS, NET

Reorganization items directly associated with the process of reorganizing the business under Chapter 11 of the Bankruptcy Code have been recorded on a separate line item on the condensed consolidated statements of operations. The following table displays the details of reorganization items for the three and nine months ended January 24, 2015, and the three months and thirty three weeks ended January 25, 2014 and the six weeks ended June 11, 2013:

	Successor Company		Successor Company	Successor Company	Predecessor Company
	Three Months Ended January 24, 2015	Three Months Ended January 25, 2014	Nine Months Ended January 24, 2015	Thirty-Three Weeks Ended January 25, 2014	Six Weeks Ended June 11, 2013
Liabilities subject to compromise	$—	$—	$—	$—	$223,988
Issuance of capital in excess of par value	—	—	—	—	(42,335)
Reclassified into other balance sheet liability accounts	—	—	—	458	(19,710)

Settlement of liabilities subject to compromise	$—	$—	$—	$458	$161,943

Fresh start accounting adjustments:
Goodwill	$—	$—	$—	$—	$21,588
Fair value adjustment to intangible assets	—	—	—	—	(56,795)
Fair value adjustment to fixed assets	—	—	—	—	15,522
Fresh start accounting adjustments relating to inventory	—	—	—	—	(8,147)
Other fresh start accounting adjustments	—	—	—	—	(2,434)

Total fresh start accounting adjustments	$—	$—	$—	$—	$(30,266)

Other reorganization adjustments:
Asset write-downs due to contract rejections	$—	$—	$—	$—	$(7,011)
Professional fees	—	(901)	271	(6,006)	(10,512)
Cancellation of equity-based awards	—	—	—	—	(3,624)
Financing fees	—	—	—	—	(2,853)
Issuance of equity in excess of debt carrying amount	—	—	—	—	(21,375)
Other	—	—	—	—	(1,503)

Total other reorganization adjustments	$—	$(901)	$271	$(6,006)	$(46,878)

Total Reorganization items, net	$—	$(901)	$271	$(5,548)	$84,799

The 2011 Debentures and related accrued interest within the liabilities subject to compromise at June 11, 2013 were settled by the issuance of new common stock representing 35% ownership in the Successor Company, with an estimated fair value of $42,335. The portion of accounts payable within the liabilities subject to compromise that will be paid in accordance with the Reorganization Plan were classified between long-term and short-term liabilities. Administrative claims totaling $8,335 were classified as short-term with any remaining recoveries under the Reorganization Plan classified as Deferred Cash Payments in long-term debt (see Note 14 of the Notes to Condensed Consolidated Financial Statements – Debt). Since the value of Common Stock issued and the amounts to be paid in cash at a later date were less than the liabilities subject to compromise, the Predecessor Company recorded a gain on reorganization of $161,943 for the six weeks ended June 11, 2013.

Fresh start accounting adjustments resulted in a net asset write down of $30,266 which has partially offset the gain related to the settlement of liabilities subject to compromise. The fresh start accounting adjustments are related to the preliminary valuation done in accordance with the adoption of the fresh start accounting. See Note 4 – Fresh Start Accounting for information on these fresh start valuation adjustments.

A portion of the gain related to the settlement of liabilities subject to compromise is further offset by $46,878 of other reorganizational adjustments. Equity issued to the Ad Hoc DIP lenders in excess of the debt carrying amount was $21,375. Professional fees and financing fees associated with the Predecessor Company’s debtor-in-possession financings were $13,365. The cancellation of equity awards outstanding as of the Effective Date triggered $3,624 of unrecognized share-based compensation expense. In addition, the rejection of certain leases pursuant to the Reorganization Plan resulted in an additional $7,011 of expense.

NOTE 6 – INCOME TAXES

The Company files income tax returns with the U.S., various U.S. states, and foreign jurisdictions. The most significant tax return the Company files is with the U.S. The Company’s tax returns are no longer subject to

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

examination by the U.S. for fiscal years before 2011. The Company has various state tax audits and appeals in process at any given time. It is not anticipated that any adjustments resulting from tax examinations or appeals would result in a material change to the Company’s financial position or results of operations.

Pursuant to the Reorganization Plan, on the Effective Date, the Company realized cancellation of indebtedness income. During the six weeks ended June 11, 2013, the Company excluded from taxable income $129,084 of cancellation of indebtedness income as defined under Internal Revenue Code (“IRC”) Section 108. IRC Section 108 excludes from taxable income the amount of indebtedness discharged under a Chapter 11 case. IRC Section 108 also requires a reduction of tax attributes equal to the amount of excluded taxable income. As a result, the Company reduced the available federal and state net operating loss carry forward and adjusted the tax reporting basis of tangible and intangible assets for the discharge of indebtedness income. In addition to the adjustment to the tax reporting basis as described above, the fresh start accounting adjustments also created additional basis differences between income tax and financial reporting.

The Company has determined that an ownership change occurred in fiscal 2013 that is subject to IRC Section 382. Due to the limitations imposed under Section 382, certain federal and state deferred tax attributes may be significantly reduced over the next five years.

In fiscal 2012, the Company concluded that the realization of a majority of the deferred tax assets did not meet the more likely than not threshold, and recorded a tax valuation allowance of $32,638. In fiscal 2013, the Company increased its tax valuation allowance to $71,272. As of April 26, 2014, the Company reduced its valuation allowance to $30,573 related to the reduction of tax attributes associated with the cancellation of indebtedness and other fresh start adjustments. At the end of fiscal 2014 and at the end of the third quarter of fiscal 2015 there was a full valuation allowance against all the Company’s U.S. deferred tax assets. As of January 24, 2015, the Company had an immaterial amount of unremitted earnings from foreign investments.

The balance of the Company’s liability for unrecognized income tax benefits, net of federal tax benefits, at January 24, 2015, April 26, 2014 and January 25, 2014, was $116, $398 and $662, respectively, all of which would have an impact on the effective tax rate if recognized. The Company does not expect any material changes in the amount of unrecognized tax benefits within the next twelve months. The Company classifies accrued interest and penalties related to unrecognized tax benefits as income tax expense in its consolidated statements of operations. The amounts of accrued interest and penalties included in the liability for uncertain tax positions are not material.

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

NOTE 7 – STOCKHOLDERS’ EQUITY

Changes in condensed consolidated stockholders’ equity during the nine months ended January 24, 2015 (Successor Company), six weeks ended June 11, 2013 (Predecessor Company) and the thirty-three weeks ended January 25, 2014 (Successor Company) were as follows:

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity

Balance, April 26, 2014 (Successor Company)	$1	$120,955	$(17,485)	$—	$(414)	$103,057
Net loss	—	—	(7,714)	—	—	(7,714)
Share-based compensation expense	—	320	—	—	—	320
Foreign currency translation adjustment	—	—	—	—	(852)	(852)
Change in Fresh Start estimate	—	(2,992)	—	—	—	(2,992)

Balance, January 24, 2015 (Successor Company)	$1	$118,283	$(25,198)	$—	$(1,266)	$91,820

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)

Balance, April 27, 2013 (Predecessor Company)	$24	$446,232	$(361,192)	$(186,637)	$22,381	$(79,192)
Net income	—	—	76,068	—	—	76,068
Foreign currency translation adjustment					(101)	(101)
Cancellation of Predecessor Company common stock	(24)	—	—	—	—	(24)
Elimination of Predecessor Company capital in excess of par	—	(446,232)	—	—	—	(446,232)
Elimination of Predecessor Company accumulated deficit	—	—	285,124	—	—	285,124
Elimination of Predecessor Company treasury stock	—	—	—	186,637	—	186,637
Elimination of Predecessor Company accumulated other comprehensive loss	—	—	—	—	(22,280)	(22,280)

Balance, June 11, 2013 (Predecessor Company)	$—	$—	$—	$—	$—	$—

Issuance of Successor Company Common Stock	$1	$—	$—	$—	$—	$1
Establishment of Successor Company capital in excess of par	—	120,955	—	—	—	120,955

Balance, June 12, 2013 (Successor Company)	1	120,955	—	—	—	120,956
Net income	—	—	1,505	—	—	1,505
Foreign currency translation adjustment	—	—	—	—	(436)	(436)

Balance, January 25, 2014 (Successor Company)	$1	$120,955	$1,505	$—	$(436)	$122,025

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

In the first quarter of fiscal 2015, the Company revised its fresh-start estimate for the amount of deferred cash payment obligations (see Note 14 – Debt). The change in estimate is related to an increased number of unsecured trade creditors which elected to provide the Company customary trade terms which entitled those creditors to a 45% recovery of their unsecured claim rather than a 20% recovery. This change in estimate resulted in a decrease of $2,992 to the Successor Company’s equity and a corresponding increase in long-term debt. This change was incorrectly recorded in the financial statements as $1,564 in the first quarter of fiscal 2015. In the third quarter of fiscal 2015 the recorded amount was corrected to $2,992. Management has concluded that the misstatements of interim financial statements in the first and second quarters of fiscal 2015 were not material.

NOTE 8 – EARNINGS PER SHARE

Earnings Per Share

The following information presents the Company’s computations of basic earnings per share (“basic EPS”) and diluted earnings per share (“diluted EPS”) for the periods presented in the condensed consolidated statements of operations:

	Income (loss) (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
Three months ended January 24, 2015:
Basic EPS	$(30,651)	1,000	$(30.65)

Effect of dilutive non-vested stock options	—	—

Basic and diluted EPS (Successor Company)	$(30,651)	1,000	$(30.65)

Three months ended January 25, 2014:
Basic EPS	$(30,135)	1,000	$(30.14)

Effect of dilutive non-vested stock options	—	—

Basic and diluted EPS (Successor Company)	$(30,135)	1,000	$(30.14)

	Income (loss) (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
Nine months ended January 24, 2015:
Basic EPS	$(7,714)	1,000	$(7.71)

Effect of dilutive non-vested stock options	—	—

Basic and diluted EPS (Successor Company)	$(7,714)	1,000	$(7.71)

Thirty-three weeks ended January 25, 2014:
Basic EPS	$1,505	$1,000	$1.51

Effect of dilutive non-vested stock options	—	—

Basic and diluted EPS (Successor Company)	$1,505	1,000	$1.51

Six weeks ended June 11, 2013:
Basic EPS	$76,068	18,922	$4.02

Effect of dilutive non-vested stock options	—	—

Basic and diluted EPS (Predecessor Company)	$76,068	18,922	$4.02

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

The Company had stock options outstanding of 89 and 64 during the three and nine months ended January 24, 2015, respectively, that were not included in the computation of Diluted EPS because they were anti-dilutive. The Company did not have any stock options outstanding during the three months and thirty three weeks ended January 25, 2014.

All outstanding stock options and restricted shares of the Predecessor Company were cancelled as of the Effective Date.

NOTE 9 – SHARE-BASED COMPENSATION EXPENSE

Employee Stock Plans

As of January 24, 2015, the Company had one share-based employee compensation plan. The 2014 Incentive Plan (“the 2014 Plan”) was adopted by the Board of Directors on April 24, 2014 and approved on September 4, 2014 by the Company’s stockholders. On April 24, 2014, School Specialty, Inc.’s CEO was awarded 33 stock options under the 2014 Plan. Other members of management were awarded 65 stock options during fiscal 2015. September 4, 2014, the date on which the stockholders approved the 2014 Plan, was considered the grant date, or measurement date, for those awards issued prior to this date. As such, those awards made prior to September 4, 2014 were not considered outstanding and no expense associated with those awards was recognized prior to that date. There were 68 stock options awarded prior to the measurement date. The 33 stock options that were awarded to the Company’s CEO will vest as to one-fourth of the options on the first four anniversaries of the date of award. The 65 options that were awarded to other members of management will vest as to one-half of the options on the second anniversary of the date of award and as to one-fourth of the options on each of the third and fourth anniversaries of the award date.

A summary of the option activity for the Successor Company during the nine months ended January 24, 2015 follows:

	Options Outstanding		Options Exercisable
Successor Company	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Balance at April 26, 2014	—	$—	—	$—
Granted	98	130.00
Exercised	—	—
Canceled	(25)	130.00

Balance at January 24, 2015	73	$—	—	$—

The weighted average fair value of options granted during fiscal 2015 was $55.17 per share. The fair value of options is estimated on the measurement date using the Black-Scholes single option pricing model. The weighted-average assumptions included an average risk-free rate of 1.95%, expected volatility of 48.0% and expected term of 6.3 years.

All of the options outstanding as of January 24, 2015 have an exercise price of $130.00 per share and a weighted average remaining contractual term of 9.41 years. No portion of the current outstanding stock options have vested or have intrinsic value as of January 24, 2015.

Prior to the Effective Date, the Company had three share-based employee compensation plans under which awards were outstanding as of April 27, 2013: the School Specialty, Inc. 1998 Stock Incentive Plan (the “1998 Plan”), the School Specialty, Inc. 2002 Stock Incentive Plan (the “2002 Plan”), and the School Specialty, Inc. 2008 Equity Incentive Plan (the “2008 Plan”). All plans were approved by the Company’s stockholders.

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

In conjunction with the Reorganization Plan which became effective on June 11, 2013 (see Note 3 – Bankruptcy Proceedings), all shares, options, Non-Vested Stock Units (NSUs) and restricted shares that were outstanding on the Effective Date were canceled. As a result, the Predecessor Company recognized a $3,624 reorganization item related to the unrecognized share-based compensation expense which was triggered upon the cancellation of the awards.

A summary of option activity for the Predecessor Company during the six weeks ended June 11, 2013 follows:

	Options Outstanding		Options Exercisable
Predecessor Company	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Balance at April 27, 2013	2,550	$15.27	1,207	$24.76
Granted	—	—
Exercised	—	—
Canceled	(2,550)	15.27

Balance at June 11, 2013	—	$—	—	$—

The Company recognized share-based compensation expense of $179 and $320 for the three and nine month periods ended January 24, 2015, respectively. The stock-based compensation expense is reflected in selling, general and administrative (“SG&A”) expenses in the accompanying consolidated statements of operations. Share-based compensation expense is recognized ratably over the vesting period. There was no income tax benefit recognized related to share-based compensation expense in the three and nine month periods ended January 24, 2015. Since there were no stock options outstanding in either the three month or thirty three week periods ended January 25, 2014, stock-based compensation expense in each period was zero.

Total unrecognized stock-based compensation expense as of January 24, 2015 was $3,683.

On May 28, 2014, the Board granted 6 stock appreciation rights (“SARs”) to each of the non-employee members of the Board under the 2014 Plan. Prior to the approval of the 2014 Plan at the Annual Meeting of Stockholders on September 4, 2014, the SARs were not considered outstanding, nor granted and therefore no expense was recognized prior to this date. Each SAR has a grant date value of $130 and will be settled in cash upon exercise. As such, the SARs are accounted for as liability awards. Since the Company’s stock trading price was less than each SARs exercise price as of the end of the third quarter of fiscal 2015, no expense was recorded for each SAR. The SARs will vest as to one-half of the SARs on the second anniversary of the date of grant and as to one-fourth of the SARs on each of the third and fourth anniversaries of the date of grant. Total SARs that remain outstanding as of January 24, 2015 are 11 as 6 SARs have been canceled due to the death of a non employee Board member.

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

NOTE 10 – GOODWILL AND OTHER INTANGIBLE ASSETS

The following table presents details of the Successor Company’s intangible assets, excluding goodwill (preliminary values):

January 24, 2015	Gross Value	Accumulated Amortization	Net Book Value
Amortizable intangible assets:
Customer relationships (13 years)	$11,300	$(1,449)	$9,851
Publishing rights (20 years)	4,000	(333)	3,667
Trademarks (20 years)	22,700	(1,892)	20,808
Developed technology (7 years)	6,600	(1,571)	5,029
Content (5 years)	4,400	(1,467)	2,933
Perpetual license agreements (5 years)	1,200	(400)	800
Favorable leasehold interests (10 years)	2,160	(360)	1,800

Total intangible assets	$52,360	$(7,472)	$44,888

April 26, 2014	Gross Value	Accumulated Amortization	Net Book Value
Amortizable intangible assets:
Customer relationships (13 years)	$11,300	$(797)	$10,503
Publishing rights (20 years)	4,000	(183)	3,817
Trademarks (20 years)	22,700	(1,040)	21,660
Developed technology (7 years)	6,600	(864)	5,736
Content (5 years)	4,400	(807)	3,593
Perpetual license agreements (5 years)	1,200	(220)	980
Favorable leasehold interests (10 years)	2,160	(198)	1,962

Total intangible assets	$52,360	$(4,109)	$48,251

January 25, 2014	Gross Value	Accumulated Amortization	Net Book Value
Amortizable intangible assets:
Customer relationships (13 years)	$11,300	$(579)	$10,721
Publishing rights (20 years)	4,000	(133)	3,867
Trademarks (20 years)	22,700	(757)	21,943
Developed technology (7 years)	6,600	(629)	5,971
Content (5 years)	4,400	(587)	3,813
Perpetual license agreements (5 years)	1,200	(160)	1,040
Favorable leasehold interests (10 years)	2,160	(144)	2,016

Total intangible assets	$52,360	$(2,989)	$49,371

The gross values were determined by the valuation which was performed as part of the fresh start accounting. In addition to the intangible assets above, the Successor Company recorded $21,588 of goodwill.

Intangible asset amortization expenses were included in selling, general and administrative expense. Intangible asset amortization expense for the three months ended January 24, 2015 and January 25, 2014 was $1,119 and $1,208, respectively. Intangible amortization for the nine months ended January 24, 2015, thirty-three weeks ended January 25, 2014, and six weeks ended June 11, 2013 was $3,362, $2,988, and $1,138, respectively.

Intangible asset amortization expense for each of the five succeeding fiscal years and the remainder of fiscal 2015 is estimated to be:

Fiscal 2015 (three months remaining)	$1,121
Fiscal 2016	4,483
Fiscal 2017	4,483
Fiscal 2018	4,483
Fiscal 2019	3,456
Fiscal 2020	3,363

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

The table below shows the allocation to the segments of the recorded goodwill as of January 24, 2015. There were no changes during the twelve month period ending January 24, 2015, other than fresh start accounting adjustments.

	Distribution Segment	Curriculum Segment	Total

Fresh Start Valuation:
Goodwill	$14,666	$6,922	$21,588

Balance at January 24, 2015	$14,666	$6,922	$21,588

NOTE 11 – INVESTMENT IN UNCONSOLIDATED AFFILIATE

The Company holds a 35% interest, accounted for under the cost method, in Carson-Dellosa Publishing, which is accounted for under the cost method as the Company does not have significant influence over the investee.

The investment in unconsolidated affiliate consisted of the following:

	Percent Owned	Successor Company
		January 24, 2015	April 26, 2014	January 25, 2014
Carson- Dellosa Publishing, LLC	35%	$715	$715	$715

The investment amount represents the Company’s maximum exposure to loss as a result of the Company’s ownership interest.

NOTE 12 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	Successor Company
	January 24, 2015	April 26, 2014	January 25, 2014
Land	$—	$—	$210
Projects in progress	4,682	10,854	4,466
Buildings and leasehold improvements	3,637	3,595	5,493
Furniture, fixtures and other	36,540	30,525	30,632
Machinery and warehouse equipment	11,453	6,770	6,687

Total property, plant and equipment	56,312	51,744	47,488
Less: Accumulated depreciation	(21,374)	(12,699)	(9,252)

Net property, plant and equipment	$34,938	$39,045	$38,236

Depreciation expense for the three months ended January 24, 2015 and January 25, 2014 was $3,699 and $3,603, respectively. Depreciation expense for the nine months ended January 24, 2015, thirty-three weeks ended January 25, 2014, and six weeks ended June 11, 2013 was $10,510, $11,302, and $1,845, respectively.

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

NOTE 13 – ASSETS HELD FOR SALE

In fiscal 2014, the company-wide Process Improvement Program was launched to better align the Company’s operating groups, enhance systems and processes and drive efficiency throughout the organization to improve the customer experience. As part of this program, the Salina, Kansas facility was closed in the third quarter of fiscal 2014. The Salina distribution center ceased processing customer shipments in the second quarter of fiscal 2014. The facility is classified as held for sale on the January 24, 2015, April 26, 2014 and January 25, 2014 consolidated balance sheets. During the third quarter of fiscal 2015 the asset was written down to $1,598 to reflect the net proceeds expected to be realized from an accepted offer to sell the property. This transaction is expected to close in the Company’s fourth quarter with the net proceeds being used to reduce debt.

In fiscal 2014, the Company decided to sell certain print assets of its subsidiary, Premier Agendas, Inc. (“Premier”). Historically, Premier printed approximately 30% of all agendas sold, with the remainder being printed by vendors. The decision was made to have all agendas printed by outside sources and sell the printing assets. These assets were sold early in the third quarter of fiscal 2014.

NOTE 14 – DEBT

Long-term debt consisted of the following:

	Successor Company
	January 24, 2015	April 26, 2014	January 25, 2014
New ABL Facility, maturing in 2018	$13,605	$10,600	$—
New Term Loan, maturing in 2019	142,680	143,913	144,275
New Term Loan Original Issue Discount	(2,258)	(2,473)	(2,594)
Deferred Cash Payment Obligations, maturing in 2019	17,344	14,335	12,334

Total debt	171,372	166,375	154,015
Less: Current maturities	(14,904)	(12,388)	(1,434)

Total long-term debt	$156,468	$153,987	$152,581

Successor Company Debt

Credit Agreement

On June 11, 2013, the Company entered into a Loan Agreement (the “Asset-Based Credit Agreement”) by and among the Company, Bank of America, N.A, as Agent, SunTrust Bank, as Syndication Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and SunTrust Robinson Humphrey, Inc., as Joint Lead Arrangers and Bookrunners, and the Lenders that are party to the Asset-Based Credit Agreement (the “Asset-Based Lenders”). In the third quarter of fiscal 2015, the Company amended the Asset-Based Credit Agreement facility. The main purpose for the amendment was to provide the Company additional flexibility in its execution of certain restructuring actions by increasing the dollar amount of earnings before interest, taxes, depreciation and amortization (“EBITDA”) covenant add backs for non-recurring, unusual or extraordinary charges, business optimization expenses or other restructuring charges or reserves and cash expenses relating to earn outs or similar obligations.

Under the Asset-Based Credit Agreement, the Asset-Based Lenders agreed to provide a revolving senior secured asset-based credit facility (the “New ABL Facility”) in an aggregate principal amount of $175,000. Outstanding amounts under the New ABL Facility will bear interest at a rate per annum equal to, at the Company’s election: (1) a base rate (equal to the greatest of (a) the prime lending rate, (b) the federal funds rate plus 0.50%, and (c) the 30-day LIBOR rate plus 1.00% per annum) (the “Base Rate”) plus an applicable margin (equal to a specified margin based on the interest rate elected by the Company, the fixed charge coverage ratio under the New ABL Facility and the applicable point in the life of the New ABL Facility) (the “Applicable Margin”), or (2) a LIBOR rate plus the Applicable Margin (the “LIBOR Rate”). Interest on loans under the New ABL Facility bearing interest based upon

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

the Base Rate will be due monthly in arrears, and interest on loans bearing interest based upon the LIBOR Rate will be due on the last day of each relevant interest period or, if sooner, on the respective dates that fall every three months after the beginning of such interest period.

The effective interest rate under the New ABL Facility for the three and nine months ended January 24, 2015 was 39.21% and 8.06%, respectively, which included amortization of loan origination fees of $306 and $884 and commitment fees on unborrowed funds of $209 and $517. The rate for the three month period is more heavily influenced by the commitment fees and debt fee amortization due to the seasonally low outstanding balance on the New ABL Facility in the third quarter. As of January 24, 2015, the outstanding balance on the New ABL Facility was $13,605, which was reflected as currently maturing, long-term debt in the accompanying condensed consolidated balance sheets.

The New ABL Facility will mature on June 11, 2018. The Company may prepay advances under the New ABL Facility in whole or in part at any time without penalty or premium. The Company will be required to make specified prepayments upon the occurrence of certain events, including: (1) the amount outstanding on the New ABL Facility exceeding the Borrowing Base (as determined in accordance with the terms of the New ABL Facility), and (2) the Company’s receipt of net cash proceeds of any sale or disposition of assets that are first priority collateral for the New ABL Facility.

Pursuant to a Guaranty and Collateral Agreement dated as of June 11, 2013 (the “New ABL Security Agreement”), the New ABL Facility is secured by a first priority security interest in substantially all assets of the Company and the guarantor subsidiaries. Under an intercreditor agreement between the Asset-Based Lenders and the Term Loan Lenders, as defined and described below, the Asset-Based Lenders have a first priority security interest in substantially all working capital assets of the Company and the guarantor subsidiaries, and a second priority security interest in all other assets, subordinate only to the first priority security interest of the New Term Loan Lenders in such other assets.

The Asset-Based Credit Agreement contains customary events of default and financial, affirmative and negative covenants, including but not limited to a springing financial covenant relating to the Company’s fixed charge coverage ratio and restrictions on indebtedness, liens, investments, asset dispositions and dividends and other restricted payments.

Term Loan

Also on June 11, 2013, the Company entered into a Credit Agreement (the “New Term Loan Credit Agreement”) among the Company, Credit Suisse AG, as Administrative Agent and Collateral Agent, and the Lenders defined in the New Term Loan Credit Agreement (the “Term Loan Lenders”). In the third quarter of fiscal 2015, the Company amended the New Term Loan Credit Agreement. The main purpose for the amendment was to provide the Company additional flexibility in its execution of certain restructuring actions by increasing the dollar amount of EBITDA covenant add backs for non-recurring, unusual or extraordinary charges, business optimization expenses or other restructuring charges or reserves and cash expenses relating to earn outs or similar obligations.

Under the New Term Loan Credit Agreement, the Term Loan Lenders agreed to make a term loan (the “New Term Loan”) to the Company in aggregate principal amount of $145,000, including an original issue discount of $2,900. The outstanding principal amount of the New Term Loan will bear interest at a rate per annum equal to the applicable LIBOR rate (with a 1% floor) plus 8.50%, or the base rate plus a margin of 7.50%. Interest on loans under the New Term Loan Credit Agreement bearing interest based upon the base rate will be due quarterly in arrears, and interest on loans bearing interest based upon the LIBOR Rate will be due on the last day of each relevant interest period or, if sooner, on the respective dates that fall every three months after the beginning of such interest period.

The effective interest rate under the New Term Loan Credit Facility for the nine months ended January 24, 2015 was 10.20% which included amortization of loan origination fees of $548 and original issue discount amortization of

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

$214. As of January 24, 2015, the outstanding balance on the New Term Loan Credit Agreement was $140,422, net of the unamortized original issue discount. Of this amount, $1,299 was reflected as currently maturing, long-term debt in the accompanying condensed consolidated balance sheets. The original issue discount is being amortized as additional interest expense on a straight-line basis over the life of the New Term Loan.

The New Term Loan matures on June 11, 2019. The New Term Loan Credit Agreement requires prepayments at specified levels upon the Company’s receipt of net proceeds from certain events, including: (1) certain dispositions of property, divisions, business units or business lines; and (2) other issuances of debt other than Permitted Debt (as defined in the New Term Loan Credit Agreement). The New Term Loan Credit Agreement also requires prepayments at specified levels from the Company’s excess cash flow. The Company is also permitted to voluntarily prepay the New Term Loan in whole or in part. Any prepayments are to be made at par, plus an early payment fee calculated in accordance with the terms of the New Term Loan Credit Agreement if prepaid prior to the second anniversary of the Term Loan Credit Agreement.

Pursuant to a Guarantee and Collateral Agreement dated as of June 11, 2013 (the “New Term Loan Security Agreement”), the Term Loan is secured by a first priority security interest in substantially all assets of the Company and the guarantor subsidiaries. Under an intercreditor agreement between the Asset-Based Lenders and the Term Loan Lenders, the Term Loan Lenders have a second priority security interest in substantially all working capital assets of the Company and the subsidiary guarantors, subordinate only to the first priority security interest of the Asset-Based Lenders in such assets, and a first priority security interest in all other assets.

The New Term Loan Credit Agreement contains customary events of default and financial, affirmative and negative covenants, including but not limited to quarterly financial covenants commencing on the fiscal quarter ending October 26, 2013, relating to the Company’s (1) minimum interest coverage ratio and (2) maximum net total leverage ratio and restrictions on indebtedness, liens, investments, asset dispositions and dividends and other restricted payments.

The New Term Loan required the Company to enter into an interest rate hedge, within 90 days of the Effective Date, in an amount equal to at least 50% of the aggregate principal amount outstanding under the New Term Loan. The purpose of the interest rate hedge is to effectively subject a portion of the New Term Loan to a fixed or maximum interest rate. As such, the Company entered into an interest rate swap agreement on August 27, 2013 that effectively fixes the interest payments on a portion of the Company’s variable-rate debt. The swap, which has a termination date of September 11, 2016, effectively fixes the LIBOR-based interest rate on the debt in the amount of the notional amount of the swap at 9.985%. The notional amount of the swap at January 24, 2015 was $72,500. The fair value of the derivative (valued under Level 2) increase as of the end of third quarter fiscal 2015 compared to the end of second quarter fiscal 2015 by $47 and a gain of $47 was recognized for the quarter. The gain for the third quarter of fiscal 2015 was recorded in “Change in fair value of interest rate swap” on the condensed consolidated statement of operations.

Under this swap agreement, the Company will pay the counterparty interest on the notional amount at a fixed rate per annum of 1.485% and the counterparty will pay the Company interest on the notional amount at a variable rate per annum equal to the greater of 1-month LIBOR or 1.0%. The 1-month LIBOR rate applicable to this agreement was 0.161% at January 25, 2014. The notional amounts do not represent amounts exchanged by the parties, and thus are not a measure of exposure of the Company. The amounts exchanged are normally based on the notional amounts and other terms of the swaps. The variable rates are subject to change over time as 1-month LIBOR fluctuates.

The company has estimated the fair value of its Term Loan (valued under Level 3) as of January 24, 2015 approximated the carrying value of $142,680.

Deferred Cash Payment Obligations

In connection with the Reorganization Plan, general unsecured creditors are entitled to receive a deferred cash payment obligation of 20% of the allowed claim in full settlement of the allowed unsecured claims. Such payment

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

accrues quarterly paid-in-kind interest of 5% per annum beginning on the Effective Date. Trade unsecured creditors had the ability to make a trade election to provide agreed upon customary trade terms. If the election was made, those unsecured trade creditors received a deferred cash payment obligation of 45% of the allowed claim in full settlement of those claims. As of the Effective Date, the deferred payment obligations under the trade elections began to accrue quarterly paid-in-kind interest of 10% per annum. All deferred cash payment obligations, along with interest paid-in-kind, are payable in December 2019.

The Company’s reconciliation of general unsecured claims was completed during the first quarter of fiscal 2015. The Company’s deferred payment obligations are $17,344, of which $3,045 represents a 20% recovery for the creditors and $12,070 represents a 45% recovery for the creditors with the remaining $2,229 related to accrued paid-in-kind interest.

Predecessor Company Debt

For a description of the Predecessor Company’s debt, please see the disclosure contained in the Company’s Form 10-K for the fiscal year ended April 26, 2014.

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

NOTE 15 – CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in accumulated other comprehensive income (loss) during the nine months ended January 24, 2015, six weeks ended June 11, 2013 (Predecessor Company), and the thirty-three weeks ended January 25, 2014 (Successor Company) were as follows:

Foreign Currency Translation
Accumulated Other Comprehensive Income (Loss) at April 26, 2014 (Successor)	$(414)
Other comprehensive income before reclassifications	198
Amounts reclassified from other comprehensive income	—

Accumulated Other Comprehensive Income (Loss) at July 26, 2014 (Successor)	$(216)

Other comprehensive income before reclassifications	(352)
Amounts reclassified from other comprehensive income	—

Accumulated Other Comprehensive Income (Loss) at October 25, 2014 (Successor)	$(568)

Other comprehensive income before reclassifications	(698)
Amounts reclassified from other comprehensive income	—

Accumulated Other Comprehensive Income (Loss) at January 24, 2015 (Successor)	$(1,266)

Foreign Currency Translation
Accumulated Other Comprehensive Income at April 27, 2013 (Predecessor)	$22,381
Other comprehensive income (loss) before reclassifications	(101)
Amounts reclassified from other comprehensive income (loss)	(22,280)

Accumulated Other Comprehensive Income at June 11, 2013 (Predecessor)	$—

Other comprehensive income (loss) before reclassifications	(7)
Amounts reclassified from other comprehensive income	—

Accumulated Other Comprehensive Income (Loss) at July 27, 2013 (Successor)	$(7)

Other comprehensive income (loss) before reclassifications	(99)
Amounts reclassified from other comprehensive income	—

Accumulated Other Comprehensive Income (Loss) at October 26, 2013 (Successor)	$(106)

Other comprehensive income (loss) before reclassifications	(330)
Amounts reclassified from other comprehensive income	—

Accumulated Other Comprehensive Income (Loss) at January 25, 2014 (Successor)	$(436)

Amounts reclassified from other comprehensive income (loss) are reflected in “Reorganization items, net” on the income statement for the six weeks ended June 11, 2013.

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

NOTE 16 – RESTRUCTURING

In the first nine months of fiscal 2015 and fiscal 2014, the Company recorded restructuring costs associated with closure or disposal of distribution centers and severance related to headcount reductions. The following is a reconciliation of accrued restructuring costs for the nine months ended January 24, 2015 (Successor Company), the six weeks ended June 11, 2013 (Predecessor Company) and the thirty three weeks ended January 25, 2014 (Successor Company):

	Distribution	Curriculum	Corporate	Total
Accrued Restructuring Costs at April 26, 2014 (Successor)	$—	$58	$135	$193
Amounts charged to expense	15	—	97	112
Payments	(15)	(58)	(159)	(232)

Accrued Restructuring Costs at July 26, 2014 (Successor)	$—	$—	$73	$73

Amounts charged to expense	—	—	1,631	1,631
Payments	—	—	(282)	(282)

Accrued Restructuring Costs at October 25, 2014 (Successor)	$—	$—	$1,422	$1,422

Amounts charged to expense	—	—	1,881	1,881
Payments	—	—	(1,592)	(1,592)

Accrued Restructuring Costs at January 24, 2015 (Successor)	$—	$—	$1,711	$1,711

	Distribution	Curriculum	Corporate	Total
Accrued Restructuring Costs at April 27, 2013 (Predecessor)	$(21)	$149	$588	$716
Amounts charged to expense	21	—	—	21
Payments	—	(15)	(167)	(182)

Accrued Restructuring Costs at June 11, 2013 (Predecessor)	$—	$134	$421	$555

Reclassification	406	—	(406)	—
Amounts charged to expense	—	31	1,325	1,356
Payments	(158)	(37)	(1,328)	(1,523)

Accrued Restructuring Costs at July 27, 2013 (Successor)	$248	$128	$12	$388

Amounts charged to expense	47	62	2,140	2,249
Payments	(271)	(103)	(675)	(1,049)

Accrued Restructuring Costs at October 26, 2013 (Successor)	$24	$87	$1,477	$1,588

Amounts charged to expense	13	275	246	534
Payments	(34)	(208)	(1,180)	(1,422)

Accrued Restructuring Costs at January 25, 2014 (Successor)	$3	$154	$543	$700

The $21 charged to Predecessor for the six weeks ended June 11, 2013 was included in reorganization items, net. The amounts charged to Successor for all periods presented were included in facility exit costs and restructuring in the Condensed Consolidated Statements of Operations.

NOTE 17 – SEGMENT INFORMATION

During the fourth quarter of fiscal 2014, the Company changed its operating segments in order to align its segments with changes in the management and reporting structure of the Company. Information for prior years has been restated to reflect the new reporting structure. The Company determines its operating segments based on the information utilized by the chief operating decision maker, the Company’s Chief Executive Officer, to allocate resources and assess performance. Based on this information, the Company has determined that it operates in two operating segments, Distribution and Curriculum, which also constitute its reportable segments. The change in the Company’s operating segments is a result of changes within its organizational management of the business, efficiencies obtained within the organization, and how management reviews results of the business on a monthly and quarterly basis. The Company operates principally in the United States, with limited operations in Canada. The Distribution segment offers products that include basic classroom supplies and office products, supplemental learning materials, physical education equipment, classroom technology, planning and student development, coordinated school health and furniture. The Curriculum segment is a PreK-12 curriculum-based publisher of proprietary and non-proprietary products in the categories of science and reading and literacy. The accounting policies of the segments are the same as those described in Summary of Significant Accounting Policies as included in the Company’s Form 10-K for the fiscal year ended April 26, 2014.

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

	Successor	Successor	Successor		Predecessor
	Three Months Ended January 24, 2015	Three Months Ended January 25, 2014	Nine Months Ended January 24, 2015	Thirty-Three Weeks Ended January 25, 2014	Six Weeks Ended June 11, 2013

Revenues:
Distribution	$67,737	$64,370	$442,286	$403,580	$49,142
Curriculum	10,017	10,294	73,607	60,212	9,555

Total	$77,754	$74,664	$515,893	$463,792	$58,697

Operating income (loss) and income (loss) before taxes:
Distribution	$(15,398)	$(15,340)	$16,526	$25,212	$(2,658)
Curriculum	(5,810)	(5,321)	3,525	2,078	(1,197)
Corporate (1)	(5,084)	(3,992)	(12,851)	(11,404)	—

Operating income (loss)	(26,292)	(24,653)	7,200	15,886	(3,855)
Interest expense and reorganization items, net	4,259	5,482	15,041	14,123	(81,564)

Income (loss) before provision for income taxes	$(30,551)	$(30,135)	$(7,841)	$1,763	$77,709

	Successor	Successor	Successor
	January 24, 2015	April 26, 2014	January 25, 2014
Identifiable assets:
Distribution	$199,474	$214,723	$213,963
Curriculum	92,160	103,622	71,717
Corporate assets	23,318	21,274	36,839

Total	$314,952	$339,619	$322,519

	Successor	Successor	Successor		Predecessor
	Three Months Ended January 24, 2015	Three Months Ended January 25, 2014	Nine Months Ended January 24, 2015	Thirty-Three Weeks Ended January 25, 2014	Six Weeks Ended June 11, 2013

Depreciation and amortization of intangible assets and development costs:
Distribution	$4,150	$4,178	$12,396	$12,989	$2,080
Curriculum	2,365	1,890	10,120	6,237	1,821

Total	$6,515	$6,068	$22,516	$19,226	$3,901

Expenditures for property, plant and equipment, intangible and other assets and development costs:
Distribution	$1,115	$2,108	$6,234	$4,326	$317
Curriculum	1,448	1,554	5,045	3,649	389

Total	$2,563	$3,662	$11,279	$7,975	$706

(1)	Operating expenses in Corporate for the Successor’s three month period ended January 24, 2015 and for the Successor’s three month period ended January 25, 2014 were $5,084 and $13,314, respectively. Operating expenses in Corporate for the nine month period ended January 24, 2015 and for the thirty three weeks ended January 25, 2014 were $12,851 and $11,404, respectively. These amounts included restructuring and facility exit costs, costs incurred to implement process improvement actions and other corporate professional expenses.

SCHOOL SPECIALTY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

NOTE 18 – RESTRICTED CASH

During the fourth quarter of fiscal 2013, the Company placed $25,000 of cash into a restricted account. The Ad Hoc DIP Agreement required the funds to be placed in an escrow account as a deposit for an early termination fee payable to Bayside Finance, LLC (“Bayside”) that was provided under the former term loan credit agreement of the Predecessor Company. The Bankruptcy Court ruled that the funds were owed, but the Official Committee of Unsecured Creditors contested the ruling and filed an appeal in the Federal District Court of Delaware. On the Effective Date, an additional $119, representing interest earned, was transferred into the restricted account. After the Effective Date, the Company deposited an additional $1,280 into the restricted account related to potential interest expense on the unpaid early termination fees for the pre-bankruptcy term loan with Bayside. In the second quarter of fiscal 2014, this escrow amount, including interest, was released to Bayside. On October 24, 2013, the Bankruptcy Court approved a stipulation which reflected the settlement of this matter. In connection with this settlement, the parties agreed that the amount of the early termination fee was $21,000. As a result, Bayside refunded to the Company $5,399 which represented the amount of restricted account funds that had been released to Bayside in excess of the $21,000 settlement. The $5,399 consisted of a reduction of the early termination fee of $4,054 and a recovery of interest expense previously paid in fiscal 2014 of $1,345.

During the first quarter of fiscal 2013, the Company transferred $2,708 of cash into an additional restricted account. The funds in the restricted account serve as collateral primarily for the Company’s workmen’s compensation insurance and other lease obligations, secured by letters of credit. During the third and fourth quarters of fiscal 2013 and the first and second quarters of fiscal 2014, $972, $434, $601 and $701, respectively, was transferred from the restricted cash account as the letters of credit secured by these amounts were canceled. As of January 24, 2015 the Company has no restrictions on its cash balance.

NOTE 19 – COMMITMENTS AND CONTINGENCIES

Various claims and proceedings arising in the normal course of business are pending against the Company. The results of these matters are not expected to have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Quarterly Overview

School Specialty, Inc. (the “Company”), is an education company that provides innovative and proprietary products, programs, and services to help educators engage and inspire students of all ages and abilities to learn. Through each of our leading brands, we design, develop, and provide pre K-12 educators with the latest and very best curriculum, supplemental learning resources and classroom basics. Working in collaboration with educators, we reach beyond the scope of textbooks to help teachers, guidance counselors, and school administrators ensure that every student reaches his or her full potential.

Our business is subject to seasonal fluctuations. Our historical revenues and profitability have been dramatically higher in the first two quarters of our fiscal year, primarily due to increased shipments to customers coinciding with the start of each school year. Due to variations in the timing of shipments within this season primarily as a result of changes or delays in the finalization of state education budgets as well as the impact that the bankruptcy proceedings had on last year’s first and second fiscal quarter revenue, the Company views a year-over-year comparison of the first nine months of the fiscal year to be a more meaningful analysis than year-over-year comparative results for quarterly periods on an individual basis. The Company’s third quarter is historically its lowest revenue and volume quarters. Thus, small changes, whether positive or negative, can have a more dramatic impact on margins.

During the third quarter and early portion of the fourth quarter of fiscal 2015, the Company executed a number of initiatives with the objective of creating one leadership structure and to consolidate departmental resources in order to support a more centralized operating model. The total number of associates has been reduced by approximately 180, a reduction of 13%. In addition, the Company has reduced its utilization of outside consultants. The Company estimates the annual savings of these initiatives to be approximately $16.5 million. The Company expects these initiatives to provide approximately $5.1 million of total savings in fiscal 2015, with $1.1 million having already been realized in the third quarter of fiscal 2015.

Results of Operations

Factors Affecting Comparability

Fresh Start Accounting Adjustments

The Company adopted fresh start accounting and reporting effective June 11, 2013, the Fresh Start Reporting Date. The financial statements as of the Fresh Start Reporting Date report the results of the Successor Company with no beginning retained earnings or accumulated deficit. Any financial statement presentation of the Successor Company represents the financial position and results of operations of a new reporting entity and is not comparable to prior periods presented by the Predecessor Company. The financial statements for periods ended prior to the Fresh Start Reporting Date do not include the effect of any changes in the Predecessor Company’s capital structure or changes in the fair value of assets and liabilities as a result of fresh start accounting.

Accordingly, management has provided a non-GAAP analysis entitled “Non-GAAP Financial Information – Combined Results” for the nine months ended January 24, 2015. Non-GAAP Financial Information – Combined Results combines GAAP results of the Successor Company for the thirty three weeks ended January 25, 2014 and GAAP results of the Predecessor Company for the six weeks ended June 11, 2013. Management’s non-GAAP analysis compares the Successor Company’s GAAP results for the nine months ended January 24, 2015 for certain financial items to the Non-GAAP Financial Information – Combined Results.

Revenues

Revenues for the three months ended January 24, 2015 increased 4.1%, or $3.1 million from the three months ended January 25, 2014.

Distribution segment revenues increased 5.2%, or $3.4 million, from the three months ended January 25, 2014. Furniture product line revenue increased approximately $3.3 million, or 17.1%. While a portion of this increase is due to the timing of school construction projects shifting to the second half of fiscal 2015, the Company continues to experience year-over-year increases in order rates for the Furniture product line. We believe that expanded product offerings, including new proprietary product lines, and an investment in project design expertise are driving a strong pipeline of opportunities in the Furniture product line. Revenues for the remaining product lines within the segment were flat in the third quarter of fiscal 2015 as compared to the third quarter of fiscal 2014. However, improved order rates for these categories in the third quarter, up 3.0% as compared to last year’s third quarter, provide confidence that year-over-year performance in the fourth quarter is expected to show growth particularly in the AV/Tech product line.

Curriculum segment revenues decreased 2.7%, or $0.3 million, from the three months ended January 25, 2014. Approximately $0.4 million of the decline is related to the Company’s Science business although incoming Science orders were up 2.7% in the third quarter. This increased order rate and the current sales pipeline support the Company’s belief that Science revenues will show year-over-year growth in the fourth quarter. This decrease was offset by an increase of $0.1 million in the Reading business.

Gross Profit

Gross margin for the three months ended January 24, 2015 was 34.5% as compared to 35.4% for the three months ended January 25, 2014.

Distribution segment gross margin was 33.2% for the three months ended January 24, 2015 as compared to 33.9% for the three months ended January 25, 2014. The decrease in gross margin is primarily related to the mix of furniture revenue in the quarter. Furniture typically has lower gross margins as compared to other distribution product lines as freight expense is a component of gross profit. Revenue from the furniture product line represented 33% of total segment revenue in the current year’s third quarter as compared to 29% in last year’s third quarter, which resulted in 70 basis point gross margin decline.

Curriculum segment gross margin was 43.0% for the three months ended January 24, 2015 as compared to 45.3% for the three months ended January 25, 2014. Increased product development amortization of $0.5 million in the Science business, primarily related to increased amortization of the investment in custom CPO and FOSS products in support of the Texas Science adoption, negatively impacted the segment gross margins by 490 basis points. Partially offsetting the decline is a favorable product mix within the segment, particularly a higher mix of digital products within the Reading business.

Selling, General and Administrative Expenses

SG&A includes selling expenses, the most significant of which are sales wages and commissions; operations expenses, which includes customer service, warehouse and out-bound freight costs; catalog costs; general administrative overhead, which includes information systems, accounting, legal and human resources; and depreciation and intangible asset amortization expense.

SG&A for the three months ended January 24, 2015 increased $2.2 million from $48.7 million in the third quarter of fiscal 2014 to $50.9 million in the third quarter of fiscal 2015. As a percent of revenue, SG&A increased from 65.2% for the three months ended January 25, 2014 to 65.4% for the three months ended January 24, 2015.

SG&A attributable to the Distribution and Curriculum segments increased $0.9 million and Corporate SG&A increased $1.3 million in the third quarter as compared to last year’s third quarter.

Distribution segment SG&A increased $0.8 million, or 2.1%, from $37.1 million in the third quarter of fiscal 2014 to $37.9 million in the third quarter of fiscal 2015. As compared to last year’s third quarter, compensation and benefit costs increased by $0.2 million in the current year’s third quarter. The benefit of headcount reduction was offset by an unpaid week of furlough last year totaling $1.0 million for the segment. Transportation costs increased by $0.2 million related primarily to higher freight rates. Online marketing costs increased by $0.4 million as the Company continues to focus on using digital marketing campaigns to increase customer interactions. Distribution segment SG&A decreased as a percent of revenue from 57.7% for the three months ended January 25, 2014 to 56.0% for the three months ended Janaury 24, 2015.

Curriculum segment SG&A increased $0.1 million, or 1.4%, from $10.0 million for the three months ended January 25, 2014 to $10.1 million for the three months ended January 24, 2015. Curriculum segment SG&A increased as a percent of revenue from 97.0% for the three months ended January 25, 2014 to 101.0% for the three months ended January 24, 2015.

Corporate SG&A consists primarily of costs incurred with respect to implementing the Company’s process improvement initiatives. Corporate SG&A increased $1.3 million, from $1.6 million in the third quarter of fiscal 2014 to $2.9 million in the third quarter of fiscal 2015. This increase is related primarily to the write down of $0.6 million of the Company’s Salina, Kansas distribution center to net realizable value based on a pending sale transaction. This property has been classified as an asset held for sale since the end of last year’s second quarter. The Company has an accepted offer to sell this property with expected net proceeds totaling $1.6 million. This sale is expected to close in the Company’s fourth quarter.

Facility Exit Costs and Restructuring

In the third quarter of fiscal 2015, the Company recorded $2.2 million of charges related primarily to severance.

In the third quarter of fiscal 2014, the Company recorded $2.4 million of bankruptcy related restructuring charges consisting of costs associated with facility closures and consulting fees associated with the Company’s process improvement initiatives.

Interest Expense

Interest expense decreased $0.4 million, from $4.7 million in last year’s third quarter to $4.3 million for the third quarter of fiscal 2015. This decrease is related to the non-cash interest expense associated primarily with the amortization of debt fees and original issue discount amortization associated with the New Term Loan.

Change in fair value of interest rate swap

In the second quarter of fiscal 2014, the Company entered into an interest rate swap agreement that effectively fixes the interest payments on a portion of the Company’s variable-rate debt. The swap, which has a termination date of September 11, 2016, effectively fixes the LIBOR-based interest rate on the debt in the amount of the notional amount of the swap at 9.985%. The notional amount of the swap at January 24, 2015 was $72.5 million. As of January 24, 2015, the fair value of the derivative increased by less than $0.1 million and, accordingly, a non-cash gain of less than $0.1 was recorded.

Reorganization Items, Net

In the three months ended January 25, 2014, the Company recorded $0.9 million net reorganization loss. This consisted primarily of professional fees associated with activities attributable to the implementation of the Company’s Reoganization Plan. The Company did not incur any reorganization gain or loss in the third quarter of fiscal 2015.

Provision for (Benefit from) Income Taxes

The provision for income taxes was $0.1 million for the three months ended January 24, 2015. The Company did not recognize any tax benefit in fiscal 2015, as future realization of deferred tax assets, including net operating loss carryforwards, did not meet the more likely than not threshold, the Company recorded a full valuation allowance as of January 24, 2015.

The effective tax rate for the three months ended January 25, 2014 was 1.5%. This rate was significantly lower than the statutory rate because the net reorganization income realized during this period was primarily related to cancellation of indebtedness income. The Company did not recognize tax benefit in fiscal 2014 as future realization of deferred tax assets did not meet the more likely than not threshold as of January 25, 2014.

Non-GAAP Financial Information — Combined Results

As a result of the emergence from bankruptcy occurring six weeks into fiscal 2014, management believes that the presentation of Non-GAAP Financial Information — Combined Results for the first nine months of fiscal 2014 offers a useful non-GAAP normalized comparison to GAAP results of the Successor Company for the nine months ended January 24, 2015. The Non-GAAP Financial Information — Combined Results presented below are reconciled to the most comparable GAAP measures.

Successor Company GAAP results for the Nine Months Ended January 24, 2015 Compared to Non-GAAP Combined Results for the Nine Months Ended January 25, 2014

Revenues

	Successor Company	Non-GAAP Combined	Successor Company	Predecessor Company
	Nine Months Ended January 24, 2015	Nine Months Ended January 25, 2014	Thirty-Three Weeks Ended January 25, 2014	Six Weeks Ended June 11, 2013

Revenues	$515,893	$522,489	$463,792	$58,697

Revenues for the nine months ended January 24, 2015 decreased 1.3%, or $6.6 million from the nine months ended January 25, 2014.

Distribution segment revenues decreased 2.3%, or $10.4 million, from the combined nine months ended January 25, 2014. The student planner and agenda products accounted for $8.7 million of the decline. We believe schools consider agenda products more discretionary in nature and some schools are de-emphasizing paper-based agendas in favor of digital products. Commercial printing generated zero revenues in fiscal 2015 as compared to $4.3 million of revenues generated in fiscal 2014 prior to the sale of the print plant assets in November 2013. Furniture revenues were up $4.4 million for the first nine months of fiscal 2015 as the Company has been successful in both re-establishing credit terms with most furniture vendors and gaining back customer confidence in the year following the emergence from bankruptcy. Overall furniture orders are up over 8% in the current fiscal year. Revenue in the remaining product categories declined by $1.8 million in the first nine months of fiscal 2015.

Curriculum segment combined revenues increased 5.5%, or $3.8 million, from the combined nine months ended January 25, 2014. This increase is related to the adoption of a state science curriculum in Texas during the first quarter of fiscal 2015 using the Company’s curriculum products.

Gross Profit

	Successor Company	Non-GAAP Combined	Successor Company	Predecessor Company
	Nine Months Ended January 24, 2015	Nine Months Ended January 25, 2014	Thirty-Three Weeks Ended January 25, 2014	Six Weeks Ended June 11, 2013

Gross profit	$192,196	$202,916	$179,298	$23,618

Gross margin for the nine months ended January 24, 2015 was 37.3% as compared to 38.8% for the combined nine months ended January 25, 2014.

Distribution segment combined gross margin was 35.1% for the nine months ended January 24, 2015 as compared to 36.7% for the combined nine months ended January 25, 2014. The decrease in gross margin is primarily related to the Company’s agenda product category. Approximately 100 basis points of the gross margin decline relates to the Company’s student planner and agenda product category, as both the mix of agendas as a percentage of the overall segment revenues and gross margins within the agendas category have declined. The remaining decline in gross margin is related to volume decline and product mix within the remaining product categories.

Curriculum segment combined gross margin was 50.0% for the nine months ended January 24, 2015 as compared to 52.6% for the combined nine months ended January 25, 2014. The decline is related to increased product development amortization of $2.7 million which contributed to a decrease of 330 basis points of gross margin. The additional product development amortization is due primarily to increased amortization of 70% of the investment in custom CPO and FOSS product in support of the Texas Science adoption. This decline is offset by a favorable product mix as Texas adoption revenue has a higher curriculum content.

Selling, General and Administrative Expenses

	Successor Company	Non-GAAP Combined	Successor Company	Predecessor Company
	Nine Months Ended January 24, 2015	Nine Months Ended January 25, 2014	Thirty-Three Weeks Ended January 25, 2014	Six Weeks Ended June 11, 2013

Selling, general and administrative expenses	$180,717	$184,851	$157,378	$27,473

SG&A includes selling expenses, the most significant of which are sales wages and commissions; operations expenses, which includes customer service, warehouse and out-bound freight costs; catalog costs; general administrative overhead, which includes information systems, accounting, legal and human resources; and depreciation and intangible asset amortization expense.

SG&A decreased $4.1 million from $184.8 million for the combined nine months ended January 25, 2014 to $180.7 million for the nine months ended January 24, 2015. As a percent of revenue, SG&A decreased from 35.4% for the combined nine months ended January 25, 2014 to 35.0% for the nine months ended January 24, 2015.

SG&A attributable to the Distribution and Curriculum segments decreased $7.3 million and Corporate SG&A increased $3.2 million in the first nine months as compared to last year’s first nine months.

Distribution segment SG&A decreased $4.8 million, or 3.3%, from $143.7 million for the combined nine months ended January 25, 2014 to $138.9 million for the nine months ended January 24, 2015. The segment had a decrease of $2.2 million in its marketing costs primarily associated with a decrease in catalog costs as the Company reduced the number of seasonal catalog mailings and reduced circulation of other catalogs. This reduction reflects the Company’s continued strategy of increasing customer interactions through digital marketing campaigns and a more efficient use of printed catalogs. Depreciation and amortization expense decreased by $2.7 million as a result of the adoption of fresh start accounting. Compensation and benefit costs for the Distribution segment decreased $1.8 million which is net of a $1.0 million current year increase related to the elimination of an unpaid furlough week. Headcount for the Distribution segment has been reduced by approximately 8% compared to the combined first nine months of fiscal 2014. These decreases were partially offset by $1.8 million of additional outbound freight costs. Distribution segment SG&A decreased as a percent of revenue from 31.7% for the combined nine months ended January 25, 2014 to 31.4% for the nine months ended January 24, 2015.

Curriculum segment SG&A decreased $2.5 million, or 7.1%, from $35.8 million for the combined nine months ended January 25, 2014 to $33.3 million for the nine months ended January 24, 2015. The segment had a decrease of $0.8 million in its marketing costs primarily associated with a decrease in catalog costs as the Company reduced the number of seasonal catalog mailings. Compensation and benefit costs for the Curriculum segment decreased by $1.0 million. Curriculum segment SG&A decreased as a percent of revenue from 51.3% for the combined nine months ended January 25, 2014 to 45.2% for the nine months ended January 24, 2015.

The Corporate SG&A increase of $3.2 million is related primarily to process improvement implementation costs such as consulting fees and warehouse implementation costs associated with transitioning the majority of fulfillment activities to the Company’s Mansfield, Ohio distribution center. Approximately $0.6 million of the increase is attributable to the third quarter fiscal 2015 write down of the Company’s Salina, Kansas facility which is classified as an asset held for sale.

Facility Exit Costs and Restructuring

In the nine months ended January 24, 2015, the Company recorded $4.3 million of restructuring charges related primarily to severance and adjustments to estimated lease termination costs associated with a prior year distribution center closure.

In the combined nine months ended January 25, 2014, the Successor Company recorded $6.0 million of bankruptcy-related facility exit costs and restructuring charges. The closure of the Company’s distribution centers and printing plants resulted in charges of $3.8 million which included lease termination costs and other shutdown related expenditures. Severance in the combined first nine months of fiscal 2014 was $2.2 million.

Interest Expense

	Successor Company	Non-GAAP Combined	Successor Company	Predecessor Company
	Nine Months Ended January 24, 2015	Nine Months Ended January 25, 2014	Thirty-Three Weeks Ended January 25, 2014	Six Weeks Ended June 11, 2013

Interest expense	$14,787	$15,376	$12,141	$3,235

Interest expense decreased $0.6 million, from $15.4 million for the nine months ended January 25, 2014 to $14.8 million for the combined nine months ended January 24, 2015.

Non-cash interest increased in the nine months ended January 24, 2015 by $0.6 million as compared to the combined nine months ended January 25, 2014. Non-cash interest expense associated with paid-in-kind interest on deferred vendor obligations increased by $0.8 million, mainly due to the increase in deferred vendor obligations. This increase was partially offset by a $0.2 million decrease in non-cash interest related to debt fee amortization and original issue discount accretion. For the nine months ended January 24, 2015, interest expense associated with the Successor Company’s New Term Loan was approximately $0.6 million lower than the term loan interest expense for the combined nine months ended January 25, 2014, primarily due to a lower interest rate under the New Term Loan as compared to the Predecessor Company’s term loan. For the nine months ended January 24, 2015, interest expense associated with the Successor Company’s New ABL Facility was approximately $0.5 million lower than the interest expense for the combined nine months ended January 25, 2014, primarily due to a lower average outstanding balance.

Change in Fair Value of Interest Rate Swap

In the second quarter of fiscal 2014, the Company entered into an interest rate swap agreement that effectively fixes the interest payments on a portion of the Company’s variable-rate debt. The swap, which has a termination date of September 11, 2016, effectively fixes the LIBOR-based interest rate on the debt in the amount of the notional amount of the swap at 9.985%. The notional amount of the swap at January 24, 2015 was $72.5 million. As of January 24, 2015, the fair value of the derivative increased by less than $0.1 million and, accordingly, a non-cash gain of less than $0.1 million was recorded.

Partial Refund of Early Termination Fee

During the third quarter of fiscal 2013, the Company recorded a $25.1 million prepayment charge related to the acceleration of the obligations under the Bayside term loan credit agreement. The charge was triggered by the Company’s non-compliance with the minimum liquidity covenant. The early payment fee represented the present value of interest payments due to Bayside during the term of the term loan agreement. The $25.1 million early termination fee plus approximately $1.3 million of potential interest expense was placed in an escrow account. The escrow funds, totaling $26.4 million, were released to Bayside early in the second quarter of fiscal 2014.

During the second quarter of fiscal 2014, the parties reached an agreement whereby the early termination fee was fixed at $21.0 million. As such, Bayside retained $21.0 million, and refunded to the Company the $5.4 million escrow. The refund was received by the Company in the second quarter of fiscal 2014, of which $4.1 million was a partial refund of the early termination fee and the remainder was a refund of interest expense.

Reorganization Items, Net

In the nine months ended January 24, 2015, the Company recorded a $0.3 million net reorganization loss. This consisted of professional advisory fees and other costs related to the continued implementation of the Reorganization Plan and the resolution of unresolved claims.

In the combined nine months ended January 25, 2014, the Company recorded a $79.3 million net reorganization gain. This consists of $162.4 million of cancellation of indebtedness income related to the settlement of prepetition liabilities and changes in the Predecessor’s capital structure arising from implementation of the Reorganization Plan, offset by $30.2 million of fresh start adjustments, $21.4 million of cancellation of debt upon the issuance of equity, $19.4 million of professional, financing and other fees, $7.0 million of contract rejections and $5.1 million of other reorganization adjustments.

Provision for (Benefit from) Income Taxes

	Successor Company	Non-GAAP Combined	Successor Company	Predecessor Company
	Nine Months Ended January 24, 2015	Nine Months Ended January 25, 2014	Thirty-Three Weeks Ended January 25, 2014	Six Weeks Ended June 11, 2013

Provision for (benefit from) income taxes	$(127)	$1,899	$258	$1,641
Effective tax rate	1.6%	2.5%	14.6%	2.1%

The provision for income taxes was $0.1 million for the nine months ended January 24, 2015 as compared to a combined provision for income taxes of $1.9 million for the combined nine months ended January 25, 2014.

The effective rate for the nine months ended January 24, 2015 was 1.6%. The benefit recorded in the nine months ended January 24, 2015 is related to foreign and state tax true-ups. The Company does not expect to have taxable income in fiscal 2015. As future realization of deferred tax assets, including net operating loss carryforwards, did not meet the more likely than not threshold, the Company recorded a full valuation allowance as of January 24, 2015.

The effective tax rate for the combined nine months ended January 25, 2014 was 2.4%. This rate was significantly lower than the statutory rate because the net reorganization income realized during this period was primarily related to cancellation of indebtedness income. During the six weeks ended June 11, 2013, the Company excluded from taxable income $129,084 of cancellation of indebtedness income as defined under Internal Revenue Code (“IRC”) Section 108. IRC Section 108 excludes from taxable income the amount of indebtedness discharged under a Chapter 11 case. IRC Section 108 also requires a reduction of tax attributes equal to the amount of excluded taxable income. As a result, the Company reduced the available federal and state net operating loss carryforward and adjusted the tax reporting basis of tangible and intangible assets for the discharge of indebtedness income. In addition to the adjustment to the tax reporting basis as described above, the fresh start accounting adjustments also created additional basis differences between income tax and financial reporting. Because the Company had recorded a full valuation allowance in fiscal 2013, the reduction of tax attributes resulted in a corresponding reduction of the valuation allowance. Thus, the reduction of tax attributes did not result in an increased effective tax rate for the combined nine months ended January 25, 2014.

Liquidity and Capital Resources

At January 24, 2015, the Company had working capital of $114.6 million. The Company’s capitalization at January 24, 2015 was $263.2 million and consisted of total debt of $171.4 million and stockholders’ equity of $91.8 million.

For a description of the Predecessor Company’s debt, please see the disclosure contained in the Company’s Form 10-K for the fiscal year ended April 26, 2014.

On June 11, 2013, in accordance with the Reorganization Plan, the Company entered into a Loan Agreement (the “Asset-Based Credit Agreement”) among the Company, Bank of America, N.A, as Agent, SunTrust Bank, as Syndication Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and SunTrust Robinson Humphrey, Inc., as Joint Lead Arrangers and Bookrunners, and the Lenders that are party to the Asset-Based Credit Agreement (the “Asset-Based Lenders”).

Under the Asset-Based Credit Agreement, the Asset-Based Lenders agreed to provide a revolving senior secured asset-based credit facility (the “New ABL Facility”) in an aggregate principal amount of $175 million. Outstanding amounts under the New ABL Facility will bear interest at a rate per annum equal to, at the Company’s election: (1) a base rate (equal to the greatest of (a) the prime lending rate, (b) the federal funds rate plus 0.50%, and (c) the 30-day LIBOR rate plus 1.00% per annum) (the “Base Rate”) plus an applicable margin (equal to a specified margin based on the interest rate elected by the Company, the fixed charge coverage ratio under the New ABL Facility and the applicable point in the life of the New ABL Facility) (the “Applicable Margin”), or (2) a LIBOR rate plus the Applicable Margin (the “LIBOR Rate”). Interest on loans under the New ABL Facility bearing interest based upon the Base Rate will be due monthly in arrears, and interest on loans bearing interest based upon the LIBOR Rate will be due on the last day of each relevant interest period or, if sooner, on the respective dates that fall every three months after the beginning of such interest period.

The New ABL Facility will mature on June 11, 2018. The Company may prepay advances under the New ABL Facility in whole or in part at any time without penalty or premium. The Company will be required to make specified prepayments upon the occurrence of certain events, including: (1) the amount outstanding on the New ABL Facility exceeding the Borrowing Base, and (2) the Company’s receipt of net cash proceeds of any sale or disposition of assets that are first priority collateral for the New ABL Facility.

Pursuant to a Guaranty and Collateral Agreement dated as of June 11, 2013 (the “New ABL Security Agreement”), the New ABL Facility is secured by a first priority security interest in substantially all assets of the Company and the guarantor subsidiaries. Under an intercreditor agreement between the Asset-Based Lenders and the Term Loan Lenders, as defined and described below, the Asset-Based Lenders have a first priority security interest in substantially all working capital assets of the Company and the guarantor subsidiaries, and a second priority security interest in all other assets, subordinate only to the first priority security interest of the Term Loan Lenders in such other assets.

The Asset-Based Credit Agreement contains customary events of default and financial, affirmative and negative covenants, including but not limited to a springing financial covenant relating to the Company’s fixed charge coverage ratio and restrictions on indebtedness, liens, investments, asset dispositions and dividends and other restricted payments. The Company was in compliance with the financial covenants during the nine months ended January 24, 2015.

Also on June 11, 2013, the Company entered into a credit agreement (the “New Term Loan Credit Agreement”) among the Company, Credit Suisse AG, as Administrative Agent and Collateral Agent, and the lenders party to the New Term Loan Credit Agreement (the “Term Loan Lenders”).

Under the New Term Loan Credit Agreement, the Term Loan Lenders agreed to make a term loan (the “New Term Loan”) to the Company in aggregate principal amount of $145 million. The outstanding principal amount of the New Term Loan will bear interest at a rate per annum equal to the applicable LIBOR rate (with a 1% floor) plus 8.50%, or the base rate plus a margin of 7.50%. Interest on loans under the New Term Loan Credit Agreement bearing interest based upon the base rate will be due quarterly in arrears, and interest on loans bearing interest based upon the LIBOR rate will be due on the last day of each relevant interest period or, if sooner, on the respective dates that fall every three months after the beginning of such interest period.

The New Term Loan matures on June 11, 2019. The New Term Loan Credit Agreement requires prepayments at specified levels upon the Company’s receipt of net proceeds from certain events, including: (1) certain dispositions of property, divisions, business units or business lines; and (2) other issuances of debt other than Permitted Debt, as defined in the New Term Loan Credit Agreement. The New Term Loan Credit Agreement also requires prepayments at specified levels from the Company’s excess cash flow. The Company is also permitted to voluntarily prepay the New Term Loan in whole or in part. Any prepayments are to be made at par, plus an early payment fee calculated in accordance with the terms of the New Term Loan Credit Agreement if prepaid prior to the second anniversary of the New Term Loan Credit Agreement.

Pursuant to a Guarantee and Collateral Agreement dated as of June 11, 2013 (the “New Term Loan Security Agreement”), the New Term Loan is secured by a first priority security interest in substantially all assets of the Company and the guarantor subsidiaries. Under an intercreditor agreement between the Asset-Based Lenders and the Term Loan Lenders, the Term Loan Lenders have a second priority security interest in substantially all working capital assets of the Company and the subsidiary guarantors, subordinate only to the first priority security interest of the Asset-Based Lenders in such assets, and a first priority security interest in all other assets.

The New Term Loan Credit Agreement contains customary events of default and financial, affirmative and negative covenants, including but not limited to quarterly financial covenants that commenced on the fiscal quarter ending January 25, 2014, relating to the Company’s (1) minimum interest coverage ratio and (2) maximum net total leverage ratio and restrictions on indebtedness, liens, investments, asset dispositions and dividends and other restricted payments. The Company was in compliance with the financial covenants during the nine months ended January 24, 2015.

On October 31, 2014 the Company obtained amendments to both its Asset-Based Credit Agreement and New Term Loan Credit Agreement. The amendments provide the Company additional flexibility in its execution of certain restructuring actions by increasing the dollar amount of EBITDA covenant add backs for non-recurring, unusual or extraordinary charges, business optimization expenses or other restructuring charges or reserves and cash expenses relating to earn outs or similar obligations. The Company closely evaluates its expected ability to remain in compliance with the financial covenants under our New ABL Security Agreement and New Term Loan Credit Agreement. Based on current projections, the Company believes it will maintain compliance with these financial covenants through the remainder of fiscal 2015 and fiscal 2016.

Net cash provided by operating activities was $16.0 million for the nine months ended January 24, 2015 and $28.6 million for the thirty three weeks ended January 25, 2014 (Successor Company), and net cash used in operating activities was $20.0 million in the six weeks ended June 11, 2013 (Predecessor Company). The combined increase of $7.4 million is due to a reduction in bankruptcy-related costs or other financing related fees of $25.4 million which were paid in the first nine months on fiscal 2014, partially offset by the impact of working capital changes of $14.1 million, excluding accrued bankruptcy fees. Operating cash flow in fiscal 2014 was benefited by approximately $15.0 million of inventory prepayments made in the fourth quarter of fiscal 2013. These prepayments were necessary due to the impact the bankruptcy filing had on vendor relationships and terms. As the Company was able to return vendors to more customary terms in the year following the bankruptcy, large inventory prepayments are no longer necessary. In addition, operating cash flow is partially offset by decreased operating income in the current year, after adjusting for the non-cash impact of depreciation and amortization, as compared to the combined nine month period last year.

Net cash used in investing activities was $13.8 million for the nine months ended January 24, 2015. Net cash provided by investing activities was $19.9 million for the thirty three weeks ended January 25, 2014 (Successor Company) and net cash used in investing activities was $0.7 million for the six weeks ended June 11, 2013 (Predecessor Company). The combined decrease was primarily due to the release of $26.3 million of restricted cash in fiscal 2014 which related primarily to the Bayside early termination fee dispute, which was settled in the second quarter of fiscal 2014. The remaining difference is related to increased spending on property, plant and equipment in the current year, primarily to support the Company’s distribution center consolidation and its eCommerce initiatives.

Net cash provided by financing activities was $0.7 million for the nine months ended January 24, 2015. Net cash used by financing activities was $46.2 for the thirty three weeks ended January 25, 2014 (Successor Company), respectively. Net cash provided by financing activities was $15.5 million for the six weeks ended June 11, 2013 (Predecessor Company). The combined increase of $31.5 million relates primarily to the payment of the $26.4 million of early termination fee in fiscal 2014. Outstanding borrowings on the New ABL Facility were $13.6 million as January 24, 2015, while the excess availability on that date for the New ABL Facility was $34.9 million.

We believe that our cash flow from operations, borrowings available from our existing credit facility and other sources of capital will be sufficient to meet our liquidity requirements for operations, including anticipated capital expenditures and our contractual obligations for the foreseeable future.

Fluctuations in Quarterly Results of Operations

Our business is subject to seasonal influences. Our historical revenues and profitability have been dramatically higher in the first two quarters of our fiscal year, primarily due to increased shipments to customers coinciding with the start of each school year. Quarterly results also may be materially affected by the variations in our costs for the products sold, the mix of products sold and general economic conditions. Therefore, results for any fiscal quarter are not indicative of the results that we may achieve for any subsequent fiscal quarter or for a full fiscal year.

Inflation

Inflation, particularly in energy costs, has had and is expected to have an effect on our results of operations and our internal and external sources of liquidity.

Forward-Looking Statements

Statements in this Quarterly Report which are not historical are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include: (1) statements made under Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operation, including, without limitation, statements with respect to our Process Improvement Program, internal growth plans, projected revenues, margin improvement, capital expenditures, adequacy of capital resources and ability to comply with financial covenants; and (2) statements included or incorporated by reference in our future filings with the Securities and Exchange Commission. Forward-looking statements also include statements regarding the intent, belief or current expectation of School Specialty or its officers. Forward-looking statements include statements preceded by, followed by or that include forward-looking terminology such as “may,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “continues” or similar expressions.

All forward-looking statements included in this Quarterly Report are based on information available to us as of the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this Quarterly Report or otherwise. Our actual results may differ materially from those contained in the forward-looking statements identified above. Factors which may cause such a difference to occur include, but are not limited to, the risk factors set forth in Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended April 26, 2014.

ITEM 3. Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes in qualitative and quantitative disclosures about market risk from what was reported in our Annual Report on Form 10-K for the fiscal year ended April 26, 2014.

ITEM 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on an evaluation as of the end of the period covered by this quarterly report, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) were not effective for the purposes set forth in the definition of the Exchange Act rules due to a material weakness in internal control over financial reporting related to accounting for non-routine transactions.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the fiscal quarter ended January 24, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 6. Exhibits

See the Exhibit Index, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SCHOOL SPECIALTY, INC.
(Registrant)

March 4, 2015	/s/ Ryan M. Bohr
Date	Ryan M. Bohr
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

March 4, 2015	/s/ Kevin L. Baehler
Date	Kevin L. Baehler
Senior Vice President and Chief Accounting Officer
(Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

10.1	Severance Agreement between School Specialty, Inc. and Patrick Collins, dated as of December 1, 2014 (incorporated by reference to Exhibit 10.1 of School Specialty, Inc.’s Form 8-K dated December 1, 2014).

10.2	Severance Agreement between School Specialty, Inc. and Richard Holden, dated as of December 19, 2014 (incorporated by reference to Exhibit 10.1 of School Specialty, Inc.’s Form 8-K dated December 19, 2014).

10.3	First Amendment, Consent and Limited Waiver to Loan Agreement among School Specialty, Inc., and certain of its subsidiaries, Bank of America, N.A., SunTrust Bank and Bank of Montreal, as lenders, and Bank of America, N.A. as agent for the lenders (incorporated by reference to Exhibit 10.1 of School Specialty, Inc.’s Form 8-K dated October 31, 2014).

10.4	Amendment No. 1 to the Credit Agreement, dated June 11, 2013, among School Specialty, Inc., the lenders party thereto, and Credit Suisse AG, as Administrative Agent and Collateral Agent for the lenders (incorporated herein by reference to Exhibit 10.2 of School Specialty, Inc.’s Form 8-K dated October 31, 2014),

10.5	Employment Agreement between School Specialty, Inc. and Ryan Bohr, dated as of October 27, 2014 (incorporated herein by reference to Exhibit 10.1 of School Specialty, Inc.’s Form 8-K dated October 27, 2014,

10.6	Stock Option Agreement by and between School Specialty, Inc. and Ryan Bohr, dated as of October 27, 2014 (incorporated herein by reference to Exhibit 10.2 of School Specialty, Inc.’s Form 8-K dated October 27, 2014.

10.7	Management Incentive Plan for Fiscal 2015 (incorporated herein by reference to Exhibit 10.3 of School Specialty, Inc.’s Form 8-K dated October 27, 2014).

10.8	Employment Agreement between School Specialty, Inc. and Edward J. Carr, Jr. dated January 19, 2015.

10.9	Stock Option Agreement by and between School Specialty, Inc. and Edward J. Carr, Jr. dated January 19, 2015.

31.1	Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002, by Chief Executive Officer.

31.2	Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002, by Chief Financial Officer.

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002, by Chief Executive Officer.

32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002, by Chief Financial Officer.

101	The following materials from School Specialty, Inc.’s. Quarterly Report on Form 10-Q for the quarter ended January 24, 2015 are filed herewith, formatted in XBRL (Extensive Business Reporting Language): (i) the Condensed Consolidated Balance Sheets, (ii) the Condensed Consolidated Statement of Operations, (iii) the Condensed Consolidated Statement of Comprehensive Income, (iv) the Condensed Consolidated Statement of Cash Flows, and (v) Notes to Condensed Consolidated Financial Statements.

Exhibit 10.8

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is executed as of this 19 day of January, 2015 (“the Effective Date”), by and between Edward J. Carr, Jr. (“Executive”) and School Specialty, Inc. (the “Company”).

RECITALS

WHEREAS, the Company desires to employ Executive as its Executive Vice President & Chief Sales Officer, and Executive desires to be employed by the Company in such capacity, on the terms and conditions set forth herein;

WHEREAS, as a result of Executive’s employment with the Company, Executive will have access to and be entrusted with valuable information about the Company’s business and customers, including trade secrets and confidential information; and

WHEREAS, the parties believe it is in their best interests to make provision for certain aspects of their relationship during and after the period in which Executive is employed by the Company.

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Company and Executive (jointly, the “Parties”), the Parties agree as follows:

ARTICLE I

EMPLOYMENT

1.1 Position and Duties. Executive shall be employed in the position of Executive Vice President & Chief Sales Officer of the Company and shall be subject to the authority of, and shall report to, the Company’s Chief Executive Officer. Executive’s duties and responsibilities shall include all those customarily attendant to the position of Executive Vice President & Chief Sales Officer, and such other duties and responsibilities as may be assigned from time to time by the Chief Executive Officer. Executive shall devote Executive’s entire business time, attention, energies, and best efforts exclusively to the business interests of the Company and those entities which, directly or indirectly, control, are controlled by, or are under common control with, the Company, with control measured by the ability to vote a majority of the stock or other ownership interests in such entities (each, a “Related Company” and jointly, the “Related Companies”); provided, however, that to the extent that the following does not impair Executive’s ability to perform Executive’s duties pursuant to this Agreement, Executive, with written approval of the Company’s Board of Directors (the “Board”) (which approval shall not be unreasonably withheld), may serve on the board, advisory board or committee of (i) one for-profit organization and (ii) any non-profit, charitable or similar organization, in addition to all boards, advisory boards and committees that Executive serves on as of the first day of Executive’s employment with the Company and that have been previously disclosed to the Board.

1.2 Term of Employment. The Company employs Executive, and Executive accepts employment by the Company, for the period commencing on the Effective Date. Executive’s employment shall continue until terminated by Company or Executive, in accordance with and subject to the termination provisions set forth in Article III, below (the “Employment Term”). Upon the termination of Executive’s employment for any reason, Executive will be deemed to have resigned all of his positions with the Company and any Related Company. Although the foregoing resignations are effective without any further action by Executive, Executive agrees to execute any documents reasonably requested by the Company to document such actions.

ARTICLE II

COMPENSATION AND OTHER BENEFITS

2.1 Base Salary. During the Employment Term, the Company shall pay Executive in substantially equal monthly or more frequent installments, an annual salary of Three Hundred Twenty Five Thousand Dollars ($325,000.00) (“Base Salary”), payable in accordance with the normal payroll practices and schedule of the Company. Executive’s Base Salary shall be reviewed annually and may be increased at any time and from time to time as the Board and/or Compensation Committee of the Board (the “Compensation Committee”), as applicable, shall deem appropriate in its sole discretion. The term “Base Salary,” as utilized in this Agreement, shall refer to Base Salary as may be increased. Base Salary shall not be reduced at any time during the Employment Term, except with the consent of Executive. All amounts in this Agreement are stated prior to deductions for federal and state income and employment tax withholding.

2.2 Incentive Compensation.

(a) In General. During the Employment Term, Executive shall participate in annual incentive bonus plans (the “Bonus Plan”) offered by the Company to its senior executives from time to time. Executive will commence participation in the Bonus Plan for fiscal year 2015, and Executive’s annual target cash bonus opportunity shall be equal to 60% of his Base Salary, prorated for partial years of service (based on the number of days employed in the fiscal year)(the “Target Opportunity”). Executive’s Target Opportunity shall be reviewed annually and may be increased as the Board and/or Compensation Committee, as applicable, shall deem appropriate in its sole discretion. The performance metrics for the Bonus Plan and the extent to which such metrics are met, as well as any other material terms, including threshold and maximum levels for annual cash incentive bonuses, shall be determined in the sole discretion of the Board and/or Compensation Committee, as applicable. During the Employment Term, Executive will be eligible for grants of equity compensation awards offered to the Company’s management employees, in the sole discretion of the Board and/or Compensation Committee, as applicable.

(b) Initial Award. Subject to Board approval, Executive shall receive the long term incentive award set out in Exhibit A hereto.

2.3 Other Benefits.

(a) In General. During the Employment Term and subject to any limitation on participation provided by applicable law: (i) Executive shall be entitled to participate in all applicable qualified and nonqualified retirement plans, practices, policies and programs of the Company to the same extent as other senior executives of the Company, and (ii) Executive and/or

Executive’s family, as the case may be, shall be eligible for all applicable welfare benefit plans, practices, policies and programs provided by the Company and its Related Companies, other than severance plans, practices, policies and programs, to the same extent as other senior executives of the Company. Nothing herein shall be deemed to limit the Company’s ability to amend, terminate or otherwise change any of the referenced plans, practices, policies and programs at any time, and from time to time.

(b) Paid Time Off. During the Employment Term, Executive shall be entitled to 20 days of Paid Time Off per calendar year (pro-rated for partial years), which shall accrue in accordance with, and be otherwise subject to the provisions of the Company’s policy, as in effect from time to time. As used herein, “Paid Time Off” means sick days, personal days and vacation days.

2.4 Expense Reimbursement. The Company shall pay or reimburse Executive for all reasonable out-of-pocket expenses actually incurred by Executive in the course of performing Executive’s duties for the Company in accordance with the Company’s reimbursement policies for senior executives as in effect from time to time. Executive shall keep accurate records and receipts of such expenditures and shall submit such accounts and proof thereof as may from time to time be required in accordance with such expense account or reimbursement policies that the Company may establish for its senior executives generally. The Company’s obligation to pay or reimburse Executive for certain expenses will comply with the requirements set forth in Section 1.409A-3(i)(1)(iv) of the regulations (the “409A Regulations”), promulgated under Section 409A of the Code, including the requirement that the amount of expenses eligible for reimbursement during any calendar year may not affect the expenses eligible for reimbursement in any other taxable year. Further, reimbursement of eligible expenses shall be made on or before the last day of the calendar year following the calendar year in which the expense was incurred, as required by Section 1.409A-3(i)(1)(iv) of the 409A Regulations.

ARTICLE III

TERMINATION

3.1 Right to Terminate; Automatic Termination. During the Employment Term, Executive’s employment may terminate for any of the reasons set out in paragraphs (a) through (d) hereof.

(a) Termination by Death or Disability. Executive’s employment and the Company’s obligations under this Agreement (except as provided in Section 3.2(a), below), shall terminate automatically, effective immediately and without any notice being necessary, upon Executive’s death or a determination of Disability of Executive. For purposes of this Agreement, “Disability” means the inability of Executive to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, as determined by a physician selected by the Company and Executive. If the Company and Executive cannot agree on a physician, each party shall select a physician and the two physicians shall select a third who shall make the determination as to whether Executive has a condition that meets the definition of Disability. Executive shall cooperate with any reasonable efforts to make such determination. In the event Executive is unable to select a physician, such selection shall be made by his spouse, and if she is unable to select a physician, such selection shall be made by Executive’s legal representative. Any such determination shall be conclusive and binding on the Parties. Any determination of Disability under this Section 3.1(a) is not intended to alter any benefits any person and/or beneficiary may be entitled to receive under any long-term disability insurance policy carried by either the Company or Executive with respect to Executive, which benefits shall be governed solely by the terms of any such insurance policy.

(b) Termination For Cause. The Company may terminate Executive’s employment and all of the Company’s obligations under this Agreement (except as provided in Section 3.2(b), below), at any time for Cause (as defined below) by giving written notice to Executive stating the basis for such termination, effective immediately upon giving such notice or at such other time thereafter as the Company may designate. “Cause” shall mean any of the following: (1) Executive has materially breached this Agreement, any other agreement to which Executive and the Company are parties, or any Company policy (including the Company’s policy against unlawful harassment), or has materially breached any other obligation or duty owed to the Company pursuant to law or the Company’s policies and procedures manual, including, but not limited to, Executive’s substantial failure or willful refusal to perform his duties and responsibilities to the Company (other than as a result of his death or Disability); (2) Executive has committed an act of gross negligence, willful misconduct or any violation of law in the performance of Executive’s duties for the Company; (3) Executive has taken any action substantially likely to result in material discredit to or material loss of business, reputation or goodwill of the Company; (4) Executive has failed to follow resolutions that have been approved by a majority of the Board concerning the operations or business of the Company; (5) Executive has been convicted of or plead nolo contendere to a felony or other crime, the circumstances of which substantially relate to Executive’s employment duties with the Company; provided however, that upon indictment in any such case, the Executive may at the Company’s sole discretion, be suspended without pay pending final resolution of the matter; (6) Executive has misappropriated funds or property of the Company or engaged in any material act of dishonesty; or (7) Executive has attempted to obtain a personal profit from any transaction in which the Company has an interest, and which constitutes a corporate opportunity of the Company, or which is adverse to the interests of the Company, unless the transaction was approved in writing by the Board after full disclosure of all details relating to such transaction. For purposes of this Section 3.1(b), no act, or failure to act, on Executive’s part will be deemed “willful” unless done, or omitted to be done, by Executive in bad faith.

(c) Termination by Resignation. Executive’s employment and the Company’s obligations under this Agreement shall terminate automatically (except as provided in Section 3.2(b), below), when Executive voluntarily terminates his employment with the Company, with ninety (90) days’ prior notice, or at such other earlier time as may be mutually agreed between the Parties following the provision of such notice.

(d) Termination Without Cause. The Company may terminate Executive’s employment and all of the Company’s obligations under this Agreement (except as provided in Section 3.2(c), below), at any time and for any reason. Such termination shall be effective immediately upon the Company providing notice to Executive that he is terminated without Cause, or such other time thereafter as the Company shall designate.

3.2	Obligations Upon Termination.

(a) Termination by Death or Disability. If Executive’s employment is terminated pursuant to Section 3.1(a), above, Executive or Executive’s estate shall have no further rights against the Company hereunder, except for the right to receive (i) any unpaid Base Salary with respect to the period prior to the effective date of termination of employment, (ii) payment of any accrued but unused Paid Time Off, consistent with the Company’s policy related to carryovers of unused time and applicable law, (iii) all vested benefits to which Executive is entitled under any benefit plans set forth in Section 2.3(a) hereof in accordance with the terms of such plans through the date employment terminates, (iv) reimbursement of expenses to which Executive may be entitled under Section 2.4 hereof (clauses (i) through (iv) collectively, the “Accrued Obligations”), and (v) provided that Executive, or a representative of his estate, as the case may be, executes and delivers to the Company an irrevocable release of all employment-related claims against the Company as further described in Section 3.2(c)(ii), a pro-rated annual incentive bonus payment (based on the number of days worked in that fiscal year) for the fiscal year in which termination occurs based on actual performance-based bonus attainments for such fiscal year in a lump sum. Any pro-rated annual incentive bonus to which Executive is entitled shall be made in accordance with Section 3.2(c)(iii). The treatment of Executive’s incentive compensation provided under Section 2.2 hereof shall be governed by the terms of the applicable plans or grant agreements, except as explicitly provided to the contrary pursuant to this Agreement.

(b) Section 3.1(b)-(c) Terminations. If Executive’s employment is terminated pursuant to Section 3.1(b) or (c), above, Executive shall have no further rights against the Company hereunder, except for the right to receive the Accrued Obligations. The treatment of Executive’s incentive compensation provided under Section 2.2 hereof shall be governed by the terms of the applicable plans or grant agreements, except as explicitly provided to the contrary pursuant to this Agreement.

(c) Termination Without Cause.

(i) Company Obligations. If Executive’s employment is terminated pursuant to Section 3.1(d), above, Executive shall have no further rights against the Company hereunder, except for the right to receive (i) the Accrued Obligations and (ii) Severance Payments, as defined below, but only for so long as Executive complies with the requirements of Articles IV, V, VI, VII, VIII, IX and X, below. For purposes of this Agreement, “Severance Payments” means (A) twelve (12) months of Base Salary continuation; (B) a pro-rated annual incentive bonus payment (based on the number of days worked in that fiscal year) for the fiscal year in which termination of employment occurs based on actual performance-based bonus attainments for such fiscal year in a lump sum, and (C) to the extent it does not result in a tax or penalty on the Company, reimbursement for that portion of the premiums paid by Executive to obtain COBRA continuation health coverage that equals the Company’s subsidy for health coverage for active employees with family coverage (if applicable) (“COBRA Continuation Payments”) for twelve (12) months following the date employment terminates (provided that Executive has not obtained health coverage from any other source and is not eligible to receive health coverage from any other employer, in which event Executive shall no longer be entitled to reimbursement), at the times provided in subsection (iii), below. The treatment of

Executive’s equity awards, if any, whether granted under Section 2.2(b) hereof or otherwise shall be governed by the terms of the Company’s applicable plans or grant agreements, except as explicitly provided to the contrary pursuant to this Agreement.

(ii) Release Requirement. Notwithstanding the foregoing, the Company shall not pay to Executive, and Executive shall not have any right to receive, the Severance Payments unless, on or before the sixtieth (60th) day following the date of termination of employment, (1) Executive has executed and delivered to the Company a release of all employment-related claims against the Company, its Related Companies, successor companies, and their past and current directors, officers, employees and agents, in a form provided to Executive by the Company, and (2) the statutory revocation period for such release has expired.

(iii) Timing of Payment of Severance Payments. Base Salary continuation shall commence on the first payroll date after the sixtieth (60th) day following the date of Executive’s termination of employment, provided that (1) and (2) of Section 3.2(c)(ii) have been satisfied by such date, and shall be paid over a twelve (12) month period in accordance with the normal payroll practices and schedule of the Company. The pro-rated annual incentive bonus payment shall be made at such time as other participants in the plan receive their payment, or, if later, on the sixtieth (60th) day following the date of Executive’s termination of employment, provided that (1) and (2) of Section 3.2(c)(ii) have been satisfied by such date. COBRA Continuation Payments shall be paid on a monthly basis after Executive has paid the applicable COBRA premium payment, provided that (1) and (2) of Section 3.2(c)(ii) have been satisfied by such date, over the lesser of a twelve (12) month period or the period in which Executive is entitled to COBRA continuation coverage. Notwithstanding anything to the contrary contained in this Agreement, if (1) Executive is a “specified employee” within the meaning of Section 1.409A-1(i) of the 409A Regulations, and (2) the Severance Payments do not qualify for exemption from Section 409A under the short-term deferral exception to deferred compensation of Section 1.409A-1(b)(4) of the 409A Regulations, the separation pay plan exception to deferred compensation of Section 1.409A-1(b)(9) of the 409A Regulations, or any other exception under the 409A Regulations, that portion of the Severance Payments not exempt from Section 409A of the Code shall be made in accordance with the terms of this Agreement, but in no event earlier than the first to occur of (a) the day after the six-month anniversary of Executive’s termination of employment, or (b) Executive’s death. Any payments delayed pursuant to the prior sentence shall be made in a lump sum, on the first business day after the six-month anniversary of Executive’s termination of employment along with interest thereon payable at the short-term applicable federal rate for monthly payments, as determined under Section 1274(d) of the Code, for the month in which Executive’s employment terminated.

(iv) Treatment of Severance Payments for Tax and Benefit Purposes. The Severance Payments shall be treated as ordinary income and shall be reduced by any applicable income or employment taxes which are required to be withheld under applicable law, and all amounts are stated before any such deduction. Furthermore, the Severance Payments shall not be included as compensation for purposes of any qualified or nonqualified retirement or welfare benefit plan, program or policy of the Company.

(d) Parachute Payments. Notwithstanding anything contained in this Agreement to the contrary, the Company, based on the advice of its legal or tax counsel, shall compute whether there would be any “excess parachute payments” payable to Executive, within the meaning of Section 280G of the Code, taking into account the total ‘‘parachute payments,” within the meaning of Section 280G of the Code, payable to Executive by the Company under this Agreement and any other plan, agreement or otherwise. If there would be any excess parachute payments, the Company, based on the advice of its legal or tax counsel, shall compute the net after-tax proceeds related to such parachute payments, taking into account the excise tax imposed by Section 4999 of the Code, as if (i) such parachute payments were reduced, but not below zero, such that the total parachute payments payable to Executive would not exceed three (3) times the “base amount” as defined in Section 280G of the Code, less One Dollar ($1.00), or (ii) the full amount of such parachute payments were not reduced. If reducing the amount of such parachute payments otherwise payable would result in a greater after-tax amount to Executive, such reduced amount shall be paid to Executive and the remainder shall be forfeited. If not reducing such parachute payments otherwise payable would result in a greater after-tax amount to Executive, then such parachute payments shall not be reduced. If such parachute payments are reduced pursuant to the foregoing, they will be reduced in the following order: first, by reducing any cash severance payments, then by reducing any fringe or other severance benefits, and finally by reducing any payments or benefits otherwise payable with respect to, or measured by, the Company’s common stock (including without limitation by eliminating accelerated vesting, in each case starting with the installment or tranche last eligible to become vested absent the occurrence of the Change in Control (as defined in the Company’s 2014 Incentive Plan)). Notwithstanding the foregoing, to the extent the parties agree that any of the foregoing amounts are not parachute payments, such amounts shall not be reduced. To the extent the parties cannot agree as to whether any of the payments are in fact parachute payments, the parties will designate, by mutual agreement, an unrelated third-party with tax expertise to make the determination. Notwithstanding any provision of this Section 3.2(d) to the contrary, no amount shall be subject to reduction pursuant to this Section 3.2(d) to the extent the reduction would result in a violation of any applicable law.

ARTICLE IV

CONFIDENTIALITY

4.1 Confidentiality Obligations.

(a) During Employment. Executive will not, during Executive’s employment with the Company, directly or indirectly use or disclose any Confidential Information or Trade Secrets except in the interest and for the benefit of the Company.

(b) Trade Secrets Post-Employment. After the end, for any reason, of Executive’s employment with the Company, Executive will not directly or indirectly use or disclose any Trade Secrets.

(c) Confidential Information Post-Employment. For a period of twenty-four (24) months following the end, for any reason, of Executive’s employment with the Company, Executive will not directly or indirectly use or disclose any Confidential Information.

(d) Third Party Information. Executive further agrees not to use or disclose at any time information received by the Company from others except in accordance with the Company’s contractual or other legal obligations; the Company’s Customers are third party beneficiaries of this obligation.

4.2 Definitions.

(a) Trade Secret. The term “Trade Secret” has that meaning set forth under the Uniform Trade Secrets Act or, if the definition in Wisconsin law varies from that in the Uniform Trade Secrets Act at the time of such determination, Wisconsin law. The term includes, but is not limited to, all computer source code and/or related data created by or for the Company or a Related Company.

(b) Confidential Information. The term “Confidential Information” means all non-Trade Secret or proprietary information of the Company which has value to the Company and which is not known to the public or the Company’s competitors, generally. Confidential Information includes, but is not limited to: (i) inventions, product specifications, information about products under development, research, development or business plans, production know-how and processes, manufacturing techniques, operational methods, equipment design and layout, test results, financial information, customer lists, information about orders and transactions with customers, sales and marketing strategies, plans and techniques, pricing strategies, information relating to sources of materials and production costs, purchasing and accounting information, personnel information (except for Executive’s own personal information) and all business records; (ii) information which is marked or otherwise designated as confidential or proprietary by the Company; and (iii) information received by the Company from others which the Company has an obligation to treat as confidential.

(c) Exclusions. Notwithstanding the foregoing, the terms “Trade Secret” and “Confidential Information” shall not include, and the obligations set forth in this Agreement shall not apply to, any information which: (i) can be demonstrated by Executive to have been known by Executive prior to Executive’s employment by the Company; (ii) is or becomes generally available to the public through no act or omission of Executive; or (iii) is obtained by Executive in good faith from a third party who discloses such information to Executive on a non-confidential basis outside the scope of Executive’s employment without violating any obligation of confidentiality or secrecy relating to the information disclosed.

(d) Company. For all purposes of this Article IV, references to the Company also refer to all Related Companies.

ARTICLE V

NON-COMPETITION

5.1 Restrictions on Competition During Employment. During the term of Executive’s employment with the Company, Executive shall not directly or indirectly compete against the

Company, or directly or indirectly divert or attempt to divert any Customer’s business from the Company anywhere the Company does or is taking steps to do business.

5.2 Post-Employment Non-Solicitation of Restricted Customers. For twelve (12) months following termination of Executive’s employment with the Company for any reason, Executive agrees not to directly or indirectly solicit or attempt to solicit any business from any Restricted Customer in any manner which competes with the services or products offered by the Company in the twelve (12) months preceding termination of Executive’s employment with the Company, or to directly or indirectly divert or attempt to divert any Restricted Customer’s business from the Company.

5.3 Post-Employment Restricted Services Obligation. For twelve (12) months following termination of Executive’s employment with the Company, for any reason, Executive agrees not to provide Restricted Services to any Competitor in any geographic area in which the Company sold pre-kindergarten through higher level educational products and services during the twelve (12) month period preceding termination of Executive’s employment. During such twelve (12) month period, Executive also will not provide any Competitor with any advice or counsel concerning the provision of Restricted Services anywhere in such geographic area.

5.4 Definitions.

(a) Customer. The term “Customer” means any individual or entity for whom/which the Company has provided services or products or made a proposal to perform services or provide products.

(b) Restricted Customer. The term “Restricted Customer” means any individual or entity (i) for whom/which the Company provided services or products and (ii) with whom/which Executive had direct contact on behalf of the Company or about whom/which Executive acquired non-public information in connection with Executive’s employment by the Company during the twenty-four (24) months preceding the end, for any reason, of Executive’s employment with the Company; provided, however, that the term “Restricted Customer” shall not include any individual or entity who/which, through no direct or indirect act or omission of Executive, has terminated its business relationship with the Company.

(c) Restricted Services. The term “Restricted Services” means services of any kind or character comparable to those Executive provided to the Company during the twelve (12) months preceding the termination of Executive’s employment with the Company relating to pre-kindergarten through higher level educational products and services of the type sold by the Company within any geographic area in which the Company engaged in the sale of such products or services within the last twelve (12) month period preceding termination of Executive’s employment.

(d) Competitor. The term “Competitor” means any business which is engaged in the sale of pre-kindergarten through higher level educational products and services of the type sold by the Company within any geographic area in which the Company engaged in the sale of such products or services within the twelve (12) month period preceding termination of Executive’s employment.

(e) Company. For all purposes of this Article V, references to the Company also refer to all Related Companies.

ARTICLE VI

BUSINESS IDEA RIGHTS

6.1 Assignment. The Company will own, and Executive hereby assigns to the Company and agrees to assign to the Company, all rights in all Business Ideas which Executive originates or develops whether alone or working with others while Executive is employed by the Company. All Business Ideas which are or form the basis for copyrightable works are hereby assigned to the Company and/or shall be assigned to the Company or shall be considered “works for hire” as that term is defined by United States Copyright Law.

6.2 Definition of Business Ideas. The term “Business Ideas” means all ideas, designs, modifications, formulations, specifications, concepts, know-how, trade secrets, discoveries, inventions, data, software, developments and copyrightable works, whether or not patentable or registrable, which Executive originates or develops, either alone or jointly with others while Executive is employed by the Company and which are (i) related to any business known to Executive to be engaged in or contemplated by the Company; (ii) originated or developed during Executive’s working hours; or (iii) originated or developed in whole or in part using materials, labor, facilities or equipment furnished by the Company.

6.3 Disclosure. While employed by the Company, Executive will promptly disclose all Business Ideas to the Company.

6.4 Execution of Documentation. Executive, at any time during or after the Employment Term, will promptly execute all documents which the Company may reasonably require to perfect its patent, copyright and other rights to such Business Ideas throughout the world.

6.5 Definition of Company. For all purposes of this Article VI, references to the Company also refer to all Related Companies.

ARTICLE VII

NON-SOLICITATION OF EMPLOYEES

During the term of Executive’s employment with the Company and for twelve (12) months thereafter, Executive shall not directly or indirectly encourage any Company employee to terminate employment with the Company or solicit such an individual for employment outside the Company in any manner which would end or diminish that employee’s services to the Company. For all purposes of this Article VII, references to the Company also refer to all Related Companies.

ARTICLE VIII

EMPLOYEE DISCLOSURES AND ACKNOWLEDGMENTS

8.1 Confidential Information of Others. Executive warrants and represents to the Company that Executive is not subject to any employment, consulting or services agreement, or any restrictive covenants or agreements of any type, which would conflict or prohibit Executive from fully carrying out Executive’s duties as described under the terms of this Agreement. Further, Executive warrants and represents to the Company that Executive has not and will not retain or use, for the benefit of the Company, any confidential information, records, trade secrets, or other property of a former employer.

8.2 Scope of Restrictions. Executive acknowledges that during the course of Executive’s employment with the Company, Executive will gain knowledge of Confidential Information and Trade Secrets of the Company and Related Companies. Executive acknowledges that the Confidential Information and Trade Secrets of the Company and Related Companies are necessarily shared with Executive on a routine basis in the course of performing Executive’s job duties and that the Company and Related Companies have a legitimate protectable interest in such Confidential Information and Trade Secrets, and in the goodwill and business prospects associated therewith. Executive acknowledges that the Company and Related Companies sell pre-kindergarten through higher level educational products and services to all states in the United States and in Canada. Accordingly, Executive acknowledges that the scope of the restrictions contained in this Agreement are appropriate, necessary and reasonable for the protection of the business, goodwill and property rights of the Company and Related Companies, and that the restrictions imposed will not prevent Executive from earning a living in the event of, and after, the end, for any reason, of Executive’s employment with the Company.

8.3 Prospective Employers. Executive agrees, during the term of any restriction contained in Articles IV, V, VI, VII, VIII, IX and X of this Agreement, to disclose this Agreement to any entity which offers employment or engagement to Executive. Executive further agrees that, during the term of any restriction contained in Articles IV, V, VI, VII, VIII, IX and X, the Company may send a copy of this Agreement to, or otherwise make the provisions hereof known to, any person or entity with which Executive seeks to establish a business relationship, including, without limitation, potential employers, joint-venturers, or persons or entities to whom Executive seeks to provide consulting services as an independent contractor.

8.4 Third Party Beneficiaries. All Related Companies are third party beneficiaries with respect to Executive’s performance of Executive’s duties under this Agreement and the undertakings and covenants contained in this Agreement, and the Company and any Related Company, enjoying the benefits thereof, may enforce this Agreement directly against Executive.

8.5 Survival. The Covenants set forth in Articles IV, V, VI, VII, VIII, IX and X of this Agreement shall survive the termination of this Agreement.

8.6 Injunctive Relief. Executive acknowledges that the services to be rendered by Executive hereunder are of a special, unique, and extraordinary character and, in connection with such services, Executive will have access to Confidential Information and Trade Secrets that are vital to the Company’s and the Related Companies’ business. Executive consents and agrees that, in the event of the breach or a threatened breach by Executive of any of the provisions of this Agreement, the Company and the Related Companies would sustain irreparable harm and that damages at law would not be an adequate remedy for a violation of this Agreement, and, in addition to any other rights or remedies that the Company and the Related Companies may have under this Agreement, common or statutory law or otherwise, the Company and Related Companies shall be entitled to specific performance and/or injunctive or other equitable relief from a court of competent jurisdiction enforcing this Agreement and/or restraining Executive from committing, threatening to commit, or continuing any violation of this Agreement (in each case without posting a bond or other security), including, but not limited to, restraining Executive from disclosing, using for any purpose, selling, transferring, or otherwise disposing of, in whole or in part, any Confidential Information and/or Trade Secrets. Nothing contained herein shall be construed as prohibiting the Company or the Related Companies from pursuing any other remedies available to it for any breach or threatened breach of any provision of this Agreement, including, but not limited to, the recovery of damages, costs, and fees, including the recovery of any prior Severance Payments made to Executive.

ARTICLE IX

RETURN OF RECORDS

Upon the end, for any reason, of Executive’s employment with the Company, or upon request by the Company at any time, Executive, within five (5) days after the termination of his employment or earlier upon the Company’s written request, shall return to the Company all documents, records, information, equipment (including computers, laptops, tablet computers, cell phones and other such equipment (“Electronic Equipment”)) and materials belonging and/or relating to the Company (except Executive’s own personnel and wage and benefit materials relating solely to Executive and Executive’s personal Electronic Equipment which is not owned by the Company), all passwords and/or access codes related to such equipment and/or materials, and all copies of all such materials. Upon the end, for any reason, of Executive’s employment with the Company, or upon request of the Company at any time, Executive further agrees to destroy such records maintained by Executive on Executive’s personally-owned Electronic Equipment, which destruction Company may reasonably confirm.

ARTICLE X

NONDISPARAGEMENT

Executive agrees that Executive will not, at any time (whether during or after the Employment Term), publish or communicate to any person or entity any Disparaging (as defined below) remarks, comments or statements concerning the Company and any Related Company and their respective present and former members, partners, directors, officers, stockholders, employees, agents, attorneys, successors and assigns, except as required by law, rule or regulation. The Company agrees to instruct its executive officers and directors to refrain from publishing or communicating to any person or entity any Disparaging remarks, comments or statements concerning Executive during or after the Employment Term, except as required by law, rule or regulation. “Disparaging” remarks, comments or statements are those that impugn the character, honesty, integrity or morality or business acumen or abilities in connection with any aspect of the operation of business of the individual or entity being disparaged.

ARTICLE XI

MISCELLANEOUS

11.1 Notice. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid, or sent by facsimile, electronic mail or prepaid overnight courier to the parties at the addresses set forth below (or such other address as shall be specified by the parties by like notice pursuant to this Section 11.1):

To the Company:	School Specialty, Inc. W6316 Design Drive P.O. Box 1579 Appleton WI 54912-1579 Attention: Chief Legal Officer Fax: 1-920-725-0998 Email: jffiv@franzoi.com

With a copy to:	Godfrey & Kahn, S.C. 780 N. Water St. Milwaukee, WI 53202 Attention: Dennis F. Connolly Margaret R. Kurlinski Fax: 1-414-273-5198 Email: dconnoll@gklaw.com mkurlinski@gklaw.com

And:	Franzoi & Franzoi, S.C. 514 Racine Street Menasha, WI 54952 Attention: Joseph F. Franzoi IV Fax: 1-920-725-0998 Email: jffiv@franzoi.com

To Executive:	Edward J. Carr, Jr. 654 Wyngate Pointe Lane Draper, UT 84020 Email: Edward.carr@schoolspecialty.com

Such notices and communications shall be deemed given upon personal delivery or receipt at the address, facsimile or email account of the party stated above or at any other address specified by such party to the other party in writing, except that if delivery is refused or cannot be made for any reason, then such notice shall be deemed given on the third day after it is sent.

11.2 Entire Agreement; Amendment; Waiver. This Agreement (including any documents referred to herein) sets forth the entire understanding of the parties hereto with respect to the subject matter contemplated hereby. Any and all previous agreements and understandings between or among the Parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement. This Agreement shall not be amended or modified except by a written instrument duly executed by each of the parties hereto. Any extension or waiver by any party of any provision hereto shall be valid only if set forth in an instrument in writing signed on behalf of such party.

11.3 Headings. The headings of sections and paragraphs of this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of its provisions.

11.4 Attorneys’ Fees; Expenses. Each party hereto shall bear and pay all of the respective fees, expenses and disbursements of their agents, representatives, accountants and counsel incurred in connection with and relating to this Agreement.

11.5 Waiver of Breach. The waiver by either party of the breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach by either party.

11.6 Severability. If any court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, then such invalidity or unenforceability shall have no effect on the other provisions hereof, which shall remain valid, binding and enforceable and in full force and effect, and, to the extent allowed by law, such invalid or unenforceable provision shall be construed in a manner so as to give the maximum valid and enforceable effect to the intent of the Parties expressed therein.

11.7 Governing Law. This Agreement shall in all respects be construed according to the laws of the State of Wisconsin, without regard to its conflict of laws principles.

11.8 Future Cooperation. Executive agrees that, during his employment and following the termination of Executive’s employment for any reason, Executive will cooperate with requests by the Company to assist in the defense or prosecution of any lawsuits or claims in which the Company, any Related Company or its officers, directors or employees may be or become involved and in connection with any internal investigation or administrative, regulatory or judicial proceeding, in each case which relates to matters occurring while Executive was employed by the Company, at such times and at such places as shall be mutually convenient for Executive and the Company, taking into account any employment commitments which Executive then has. Executive shall be compensated by the Company at a rate comparable to that which he earned while an employee of the Company or that which he is currently earning, whichever is greater; provided, however, that during such time as Executive is receiving Severance Payments pursuant to Section 3.2(c) of this Agreement, such Severance Payments shall be the sole compensation provided to Executive for services reasonably requested under this Section 11.8.

11.9 Compliance with Section 409A of the Code and the 409A Regulations. This Agreement, and any ambiguity hereunder, shall be interpreted and administered so that any payments or benefits are either exempt from or avoid taxation under Section 409A of the Code, the 409A Regulations and any authority promulgated thereunder. Executive acknowledges that the Company has made no representations as to the treatment of the compensation and benefits provided hereunder and the Executive has been advised to obtain his own tax advice. Any term used in this Agreement which is defined in Code Section 409A or the 409A Regulations shall have the meaning set forth therein unless otherwise specifically defined herein. Any obligations under this Agreement that arise in connection with Executive’s “termination of employment,” “termination” or other similar references shall only be triggered if the termination of employment or termination qualifies as a “separation from service” within the meaning of Section 1.409A-1(h) of the 409A Regulations. Each amount or benefit payable pursuant to this Agreement shall be deemed a separate payment for purposes of Section 409A and the 409A Regulations.

11.10 Successors.

(a) This Agreement is personal to Executive and shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives.

(b) This Agreement shall be assignable by the Company without the written consent of Executive and shall inure to the benefit of and be binding upon the Company and its respective successors and assigns. Upon assignment of this Agreement by the Company, all references herein to “Company” shall be deemed to refer to the party to which this Agreement is assigned.

11.11 Acknowledgement of Representation. Executive and the Company acknowledge that they have had the opportunity to be represented by counsel of their own choosing, and, therefore, in the event of a dispute over the meaning of this Agreement or any provisions thereof, neither party shall be entitled to any presumption of correctness in favor of the interpretation advanced by such party or against the interpretation advanced by the other party.

11.12 Condition Precedent to Employment. As a condition precedent to Employee’s employment with the Company, Employee must complete an employment agreement and other reasonable on-boarding paperwork for and to the reasonable satisfaction of Insperity Business Services, L.P., the Company’s current professional employer organization (“PEO”). Executive acknowledges and agrees that during the term of Executive’s employment Executive may be required to execute similar paperwork with another PEO and the execution of such paperwork shall not affect the terms and condition of this Agreement. The terms of this Agreement shall not be effective unless or until the Company is notified by the PEO that Employee has satisfied the foregoing conditions of hire.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the date first written above.

EXECUTIVE:

/s/ Edward J. Carr, Jr.
Edward J. Carr, Jr.

Print Name:	Edward J. Carr, Jr.

SCHOOL SPECIALTY, INC.:

By:	/s/ Joseph M. Yorio

Title:	President and Chief Executive Officer

Exhibit 10.9

SCHOOL SPECIALTY, INC.

2014 INCENTIVE PLAN

STOCK OPTION AGREEMENT

School Specialty, Inc. (the “Company”) hereby grants you an option (the “Option”) under the 2014 Incentive Plan of School Specialty, Inc. (the “Plan”). The Option lets you purchase a specified number of shares of the Common Stock (the “Option Shares”), at price per share specified in Schedule I hereto (the “Exercise Price”).

Schedule I to this Agreement provides the details for your grant, including the number of Option Shares, the Exercise Price, the latest date the Option will expire (the “Term Expiration Date”), and any special rules that apply to your Option. As specified in Schedule I, the Company intends this Option to be a nonqualified stock option (“NQSO”), not subject to the rules contained in Code Section 422.

The Option is subject in all respects to the applicable provisions of the Plan. This Agreement does not cover all of the rules that apply to the Option under the Plan, and the Plan defines any terms in this Agreement that this Agreement does not.

In addition to the terms and restrictions in the Plan, the following terms and restrictions apply to each Option:

Option Exercisability	While your Option remains in effect under the Expiration section below, you may exercise any exercisable portions of that Option (and buy the Option Shares) under the timing rules Schedule I specified under “Option Exercisability Provisions.”

Method of Exercise and Payment for Shares	Subject to this Agreement and the Plan, you may exercise the Option (and only to the extent such Option is vested and exercisable) by providing a written notice (or notice through another previously approved method, which could include a voice- or e-mail system) to the Secretary of the Company, an Assistant Secretary of the Company designated by the Administrator or to whomever the Administrator designates, on or before the date the Option expires. Each such notice must satisfy whatever procedures then apply to the Option and must contain such representations (statements from you about your situation) as the Company requires. You must, at the same time, pay the Exercise Price using one or more of the methods described below. Please note that until the Company notifies you otherwise, or unless you indicate otherwise on your notice of option exercise, all exercises of the Option will be done on a “Net Exercise” basis, which is the preferred method under the Plan.

	Net Exercise	The Company delivers the number of shares to you that equals the number of Option Shares for which the Option was exercised, reduced by the number of whole shares of common stock with a Fair Market Value on the date of exercise equal to the Exercise Price and the minimum tax withholding required by law; to the extent the combined value of the whole shares of common stock, valued at their Fair Market Value on the date of exercise, is not sufficient to equal the Exercise Price and minimum tax withholding obligation, the Company will withhold the additional amount from your next pay check, or if you are not employed by the Company, you must pay the additional amount in cash to the Company before delivery of the shares will be made to you;

	Cashless Exercise	an approved cashless exercise method, including directing the Company to send the stock certificates (or other acceptable evidence of ownership) to be issued under the Option to a licensed broker acceptable to the Company as your agent in exchange for the broker’s tendering to the Company cash (or acceptable cash equivalents) equal to the Exercise Price and any required tax withholdings (at the minimum required level); or

	Cash/Check	cash, a cashier’s or certified check in the amount of the Exercise Price, and any required tax withholdings, payable to the order of the Company.

Expiration	You cannot exercise the Option after it has expired. The Option will expire no later than the close of business on the Term Expiration Date shown on Schedule I. The “Option Expiration Rules” in Schedule I provide the circumstances under which the Option will terminate before the Term Expiration Date because of, for example, your termination of employment. The Administrator can override the expiration provisions of Schedule I.

Compliance with Law	You may not exercise the Option if the Company’s issuing stock upon such exercise would violate any applicable federal or state securities laws or other laws or regulations. You may not sell or otherwise dispose of the Option Shares in violation of applicable law. As part of this prohibition, you may not use the Cashless Exercise method if the Company’s insider trading policy then prohibits you from selling to the market.

Additional Conditions to Exercise	The Company may postpone issuing and delivering any Option Shares for so long as the Company determines to be advisable to satisfy the following:

•    its completing or amending any securities registration or qualification of the Option Shares or its or your satisfying any exemption from registration under any Federal or state law, rule, or regulation;

• its receiving proof it considers satisfactory that a person seeking to exercise the Option after your death or Disability (as defined in Schedule I) is authorized and entitled to do so;

• your complying with any requests for representations under the Plan; and

• your complying with any federal or state tax withholding obligations.

Additional Representations from You	If you exercise the Option at a time when the Company does not have a current registration statement (generally on Form S-8) under the Securities Act of 1933 (the “Act”) that covers issuances of shares to you, you must comply with the following before the Company will issue the Option Shares to you. You must —

•    represent to the Company, in a manner satisfactory to the Company’s counsel, that you are acquiring the Option Shares for your own account and not with a view to reselling or distributing the Option Shares; and

2

• agree that you will not sell, transfer, or otherwise dispose of the Option Shares unless:

– a registration statement under the Act is effective at the time of disposition with respect to the Option Shares you propose to sell, transfer, or otherwise dispose of; or

–     the Company has received an opinion of counsel or other information and representations it considers satisfactory to the effect that, because of Rule 144 under the Act or otherwise, no registration under the Act is required.

No Effect on Employment or Other Relationship	Nothing in this Agreement restricts the Company’s rights or those of any of its affiliates to terminate your employment or other relationship at any time, with or without cause. The termination of employment or other relationship, whether by the Company or any of its affiliates or otherwise, and regardless of the reason for such termination, has the consequences provided for under the Plan and any applicable employment or severance agreement or plan.

Not a Stockholder	You understand and agree that the Company will not consider you a stockholder, and you do not have any rights or privileges of a stockholder for any purpose with respect to any of the Option Shares unless and until you have exercised the Option, paid for the shares, and received evidence of ownership.

Governing Law	The laws of the State of Delaware will govern all matters relating to this Agreement, without regard to the principles of conflict of laws, except to the extent superseded by the laws of the United States of America.

Notices	Any notice you give to the Company must follow the procedures then in effect under the Plan and this Agreement. If no other procedures apply, you must deliver your notice in writing by hand or by mail to the office of the Assistant Secretary designated by this Administrator. If mailed, you should address it to such Assistant Secretary at the Company’s then corporate headquarters, unless the Company directs optionees to send notices to another corporate department or to a third party administrator or specifies another method of transmitting notice. The Company will address any notices to you at your office or home address as reflected on the Company’s personnel or other business records. You and the Company may change the address for notice by like notice to the other, and the Company can also change the address for notice by general announcements to optionees.

Plan Governs	Wherever a conflict may arise between the terms of this Agreement and the terms of the Plan, the terms of the Plan will control; provided, however, that this Agreement may impose greater restrictions on, or grant lesser rights, than the Plan.

3

SCHOOL SPECIALTY, INC.

2014 INCENTIVE PLAN

STOCK OPTION AGREEMENT

OPTIONEE ACKNOWLEDGMENT

I acknowledge that I have received a copy of the Plan and this Agreement (including Schedule I). I represent that I have read and am familiar with the terms of the Plan and this Agreement (including Schedule I). By signing where indicated below, I accept the Option subject to all of the terms and provisions of this Agreement (including Schedule I) and the Plan, as may be amended in accordance with its terms. I agree to accept as binding, conclusive, and final all decisions or interpretations of the Administrator concerning any questions arising under the Plan and this Agreement with respect to the Option.

NO ONE MAY SELL, TRANSFER, OR DISTRIBUTE THE OPTION OR THE SECURITIES THAT MAY BE PURCHASED UPON EXERCISE OF THE OPTION WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATING THERETO OR AN OPINION OF COUNSEL SATISFACTORY TO SCHOOL SPECIALTY, INC. OR OTHER INFORMATION AND REPRESENTATIONS SATISFACTORY TO SCHOOL SPECIALTY, INC. THAT SUCH REGISTRATION IS NOT REQUIRED.

Employee		SCHOOL SPECIALTY, INC.

By:	/s/ Edward J. Carr, Jr.	By:	/s/ Joseph M. Yorio
	Edward J. Carr, Jr.	Title:	President and Chief Executive Officer

Date:	January 19, 2015	Date:	January 19, 2015

4

Grant No. 25

SCHOOL SPECIALTY, INC.

2014 INCENTIVE PLAN

STOCK OPTION AGREEMENT

SCHEDULE I

Optionee Information:

Name:                     Edward J. Carr, Jr.

Option Information:

Option: 6,500 Option Shares	Exercise Price per Share: $130.00

Date of Grant: January 19, 2015	Term Expiration Date: January 19, 2025

Type of Option: Nonqualified Stock Options

Option Vesting Provisions	Except as otherwise provided in the Plan and this Agreement, the Option will vest as to one-half of the Option Shares on the second anniversary of the Date of Grant and as to one-fourth of the Option Shares on each of the third and fourth anniversaries of the Date of Grant.

Option Exercisability Provisions	No portion of this Option may be exercised until such portion vests, and then only in accordance with the Plan and this Agreement. Any unvested portions of the Option will vest and become exercisable upon a Change in Control.

Option Expiration Rules	Any unvested portions of the Option will expire immediately after you cease to be employed by the Company, after taking into account any accelerated vesting as provided above. Any vested and exercisable portions of the Option will remain exercisable until the earliest of the following to occur, and then immediately expire:

•    termination of your employment by the Company for Cause or upon your voluntary termination of employment

•    on the 90th day after termination of employment by the Company without Cause or your resignation with Good Reason

•    the earlier of (i) 180 days after your termination of employment due to a Disability and (ii) 30 days after you cease to have a Disability that resulted in the termination of your employment

•    180 days after termination of your employment due to your death

•    the Term Expiration Date

5

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, Joseph M. Yorio, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of School Specialty, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	March 4, 2015	/s/ Joseph M. Yorio
Joseph M. Yorio
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, Ryan M. Bohr, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of School Specialty, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	March 4, 2015	/s/ Ryan M. Bohr
Ryan M. Bohr
Executive Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph M. Yorio, Chief Executive Officer of School Specialty, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the knowledge of the undersigned:

1.	The Quarterly Report on Form 10-Q for the three months ended January 24, 2015 (the “Report”) which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations on School Specialty, Inc.

Date:	March 4, 2015	/s/ Joseph M. Yorio
Joseph M. Yorio
President and Chief Executive Officer

This certification accompanies this Quarterly Report on Form 10-Q pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed as filed by School Specialty, Inc. for purposes of Securities Exchange Act of 1934.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Ryan M. Bohr, Executive Vice President and Chief Financial Officer of School Specialty, Inc., certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the knowledge of the undersigned:

1.	The Quarterly Report on Form 10-Q for the three months ended January 24, 2015 (the “Report”) which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations on School Specialty, Inc.

Date:	March 4, 2015	/s/ Ryan M. Bohr
Ryan M. Bohr
Executive Vice President and Chief Financial Officer

This certification accompanies this Quarterly Report on Form 10-Q pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed as filed by School Specialty, Inc. for purposes of Securities Exchange Act of 1934.